Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

The amounts are stated in thousands of U.S. Dollars

F-1

Report of Independent Registered Public Accounting Firm

to the Shareholders of

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SMX (Security Matters) Public Limited Company and subsidiaries (the “Company”) as of December 31, 2024, and 2023, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.D to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations since inception, and as of December 31, 2024, the Company incurred accumulated losses of $82 million. Further, as discussed in note 1.D, the Company was noncompliant with Nasdaq Listing Rule with respect to the bid price of the Company’s ordinary shares on the Nasdaq Capital Market. The Company’s operations have been funded substantially through the issuance of shares and warrants, and convertible notes. These factors and the Company’s dependency on external funding for its operations, raises substantial doubts about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1.D. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ Ziv Haft
May 14, 2025, except for Note 28.13 as to which date is June 20, 2025
We have served as the Company’s auditor since 2022	Certified Public Accountants (Isr.)
BDO Member Firm

F-2

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31, 2024	December 31, 2023
	Note	US$ in thousands
Current assets
Cash and cash equivalents		2,343	168
Other current receivables	4	1,993	634
Total current assets		4,336	802
Non-current assets
Intangible assets, net	3,7	12,328	16,486
Goodwill	3,7	26,144	32,957
Property, plant and equipment, net	5	268	411
Right of use assets	14	348	389
Investment in associated company	6	105	115
Total non-current assets		39,193	50,358

Total assets		43,529	51,160
Current liabilities
Trade payables		9,432	10,515
Other payables	15	4,350	2,483
Short term loan	12	1,000	-
Convertible notes	8	3,651	377
Warrants - derivative financial liability	11	1,384	1,143
Pre-paid advance	13	-	700
Bridge loans liabilities	9	902	1,750
Convertible promissory note	8	-	1,013
Lease liabilities	14,26	81	41
Total current liabilities		20,800	18,022
Non-current liabilities
Lease liabilities	14	337	411
Bridge loans liabilities	9	-	483
Total non-current liabilities		337	894

Total liabilities		21,137	18,916
Equity
Issued capital and additional paid-in capital	17	89,976	62,901
Foreign currency translation reserve		(1,797)	(491)
Transaction with non-controlling interest reserve		258	-
Accumulated losses		(82,026)	(50,934)
Total equity attributable to owners of the parent		6,411	11,476
Non- controlling interest		15,981	20,768
Total equity		22,392	32,244
Total equity and liabilities		43,529	51,160

/s/ Amir Bader	/s/ Haggai Alon	/s/ Thomas Hawkins	May 14, 2025
Amir Bader Interim Chief Financial Officer	Haggai Alon Chief Executive Officer	Thomas Hawkins Audit Committee Chairperson	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

F-3

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended
		December 31, 2024		December 31, 2023		December 31, 2022
	Note	US$ in thousands
General and administrative expenses	18	12,729		16,567		2,723
Research and development expenses	19	3,059		2,711		1,898
Selling and marketing expenses	20	992		661		569
Impairment and amortization	7	11,085		-		-
Listing expenses		-		16,802		-
Operating loss		(27,865)		(36,741)		(5,190)
Finance expenses		13,493		7,891		1,128
Finance income		5,957		1,580		28
Gain from remeasurement of investment in associated company		-		22,164		-
Share of net profit (loss) of associated companies	6	-		(101)		106
Loss before income tax		(35,401)		(20,989)		(6,184)
Income tax	21	-		-		-
Net loss		(35,401)		(20,989)		(6,184)
Other comprehensive loss:		(1,265)		(283)		(760)

Total comprehensive loss		(36,666)		(21,272)		(6,944)

Net loss attributable to:
Equity holders of the Company		(31,092)		(20,914)		-
Non- controlling interest		(4,309)		(75)		-

Basic and diluted loss per share attributable to shareholders	18	(1,017	)(1)	(68,079	)(1)	(73,599	)(1)(2)

(1)	The share and per share information in these financial statements reflects the 1-for-22, 1-for-75, 1-for-28.5 and 1-for-4.1 reverse share splits became effective on August 21, 2023, July 15, 2024, January 15, 2025 and June 16, 2025, respectively of the Company’s issued and outstanding Ordinary Shares (the “Reverse Stock Splits”). See also Notes 17.4, 1.F, 1.G, and 28.13.

(2)	Restated as a result of the SPAC transaction and after giving effect to the Reverse Stock Splits. See also Note 1.B.

The accompanying notes are an integral part of the consolidated financial statements.

F-4

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Transaction with non-controlling interest	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2024	62,901	-	(491)	(50,934)	11,476	20,768	32,244
Comprehensive loss
Net loss	-	-	-	(31,092)	(31,092)	(4,309)	(35,401)
Other comprehensive loss	-	-	(1,306)	-	(1,306)	41	(1,265)
Total comprehensive loss	-	-	(1,306)	(31,092)	(32,398)	(4,268)	(36,666)

Issuance of ordinary shares, net	1,684	-	-	-	1,684	-	1,684
Share-based compensation	3,657	-	-	-	3,657	-	3,657
Conversion of convertible notes into ordinary shares	7,529	-	-	-	7,529	-	7,529
Conversion of bridge loan into ordinary shares and warrants	128	-	-	-	128	-	128
Conversion of pre-paid advanced into ordinary shares	527	-	-	-	527	-	527
Issuance of investment units	2,699	-	-	-	2,699	-	2,699
Exercise of warrants and options into ordinary shares, net	10,590	-	-	-	10,590	-	10,590
Transaction with non-controlling interests	261	258	-	-	519	(519)	-
Balance as of December 31, 2024	89,976	258	(1,797)	(82,026)	6,411	15,981	22,392

The accompanying notes are an integral part of the consolidated financial statements.

F-5

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity

Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156	-	2,156
Comprehensive loss
Net loss	-	-	(20,914)	(20,914)	(75)	(20,989)
Other comprehensive income	-	46	-	46	17	63
Total comprehensive loss	-	46	(20,914)	(20,868)	(58)	(20,926)

Issuance of ordinary shares, net	4,896	-	-	4,896	-	4,896
Recapitalization due to issuance of ordinary shares following the SPAC transaction, net	11,460	-	-	11,460	-	11,460
Share-based compensation	3,269	-	-	3,269	-	3,269
Conversion of financial liabilities into ordinary shares	5,955	-	-	5,955	-	5,955
Exercise of options into ordinary shares	10	-	-	10	-	10
Issuance of ordinary shares and warrants B, net	1,837	-	-	1,837	-	1,837
Conversion of warrants A into ordinary shares	1,008	-	-	1,008	-	1,008
Exercise of warrants B into ordinary shares, net	888	-	-	888	-	888
Issuance of warrants B after reset	865	-	-	865	-	865
Non-controlling interests arising from initially consolidated companies	-	-	-	-	20,826	20,826
Balance as of December 31, 2023	62,901	(491)	(50,934)	11,476	20,768	32,244

The accompanying notes are an integral part of the consolidated financial statements.

F-6

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity

Balance as of January 1, 2022	31,504	223	(23,836)	7,891
Comprehensive loss
Loss after income tax for the year	-	-	(6,184)	(6,184)
Other comprehensive loss for the year	-	(760)	-	(760)
Total comprehensive loss for the year	-	(760)	(6,184)	(6,944)

Issuance of ordinary shares, net	182	-	-	182
Share-based compensation	306	-	-	306
Issuance of options to acquire intangible asset	721	-	-	721

Balance as of December 31, 2022	32,713	(537)	(30,020)	2,156

The accompanying notes are an integral part of the consolidated financial statements.

F-7

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	US$ in thousands
Cash flows from operating activities:
Loss before tax for the year	(35,401)	(20,914)	(6,184)
Share based compensation	3,657	3,269	306
Depreciation and amortization	2,273	225	290
Decrease (increase) in other current receivables	140	2,938	(2,936)
Impairment of intangible assets	2,197	-	-
Impairment of goodwill	6,813	-	-
Increase (decrease) in trade payables	(2,780)	2,074	2,217
Increase (decrease) in other payables	1,761	(235)	114
Increase in other liabilities	-	19	17
Revaluation of financial liabilities at fair value	1,890	1,496	387
Interest expenses and revaluation of convertible notes	6,818	3,899	51
Financial expenses due to bridge loans principal amounts	435	-	-

Remeasurement of investment in associated company	-	(22,164)	-
Provision of borrowing to related parties	-	-	621
Share in (earnings) losses of associated companies, net	-	101	(106)
Issuance of ordinary shares due to underwriter fees	238	11	-
Issuance cost due to inducement Alpha warrant B’s exercise price	184	-	-
Issuance of ordinary shares due to commitment fee	460	-
SPAC transaction - listing costs	-	16,802	-
Net cash flow used in operating activities	(11,314)	(12,479)	(5,223)

Cash flows from investing activities:
Purchase of property, plant and equipment	(21)	(60)	(152)
Capitalized development cost	(169)	(976)	(975)
Net cash flow used in investing activities	(190)	(1,036)	(1,127)

Cash flows from financing activities:
Payments of borrowings to related parties	-	-	(172)
Payment of lease liabilities	(80)	(42)	(55)
Repayment of bridge loans	(34)	(30)	-
Repayment of pre-paid advances/Advance payment for equity, net	(423)	2,679	-
Proceeds from issuance of ordinary shares and pre-funded warrants	6,945	2,630	182
Exercise of warrants and pre-funded warrants into ordinary shares	2,399	642	-
Proceeds from issuance of convertible notes and warrants	3,303	2,606	581
Proceeds from short term loan	1,000	-	-
Proceeds from issuance of bridge loans and warrants	-	550	3,310
Issuance of shares in the SPAC transaction, net	-	2,919	-
Net cash flow provided by financing activities	13,110	11,954	3,846

Increase (decrease) in cash and cash equivalents	1,606	(1,561)	(2,504)
Cash and cash equivalents at beginning of year	168	1,398	4,171
Exchange rate differences on cash and cash equivalent	569	331	(269)
Cash and cash equivalents at end of year	2,343	168	1,398

F-8

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	US$ in thousands
Appendix A – Non-cash transactions during the year:
Conversion of financial liability into ordinary shares	645	5,330	-
Conversion of bridge loans into ordinary shares and warrants	128	5,192	-
Conversion of convertible notes and warrants into ordinary shares	8,530	175	-
Exercise of cashless options into ordinary shares	314	2,925	-
Exercise of warrants and pre-funded warrants into ordinary shares	4,824	1,008	-
Issuance cost	152	-	-
Other current receivable in connection to exercise of Series A Common Warrant	1,510	-	-
Remeasurement of investment in associated company	-	(22,164)	-

The accompanying notes are an integral part of the consolidated financial statements.

F-9

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or the “Company” and together with its subsidiaries, the “Group” or the “consolidated entity”) was incorporated on July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Group provides one solution to solve both authentication and track challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B.

On March 7, 2023 (the “Closing Date”) the Company completed its SPAC transaction (the “Business Combination”) with Lionheart III Corp (“Lionheart”), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company’s wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders received the Company’s shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company’s shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Stock Exchange.

The Business Combination resulted in 97.58% redemption by Lionheart’s public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.

C.	On October 3, 2023, the Company signed an agreement with True Gold Consortium Pty Ltd.’s (“TrueGold”) shareholders to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in TrueGold and resulted in the Company’s gaining control over TrueGold. In July 2024, the Company’s ownership percentage in TrueGold increased from 51.9% to 52.9%. See also note 3.

D.	As of December 31, 2024, the Company incurred accumulated losses of $82 million and continued to incurred operating losses and negative cash flows from operating activities during to date of this financial statements. The Company has not yet generated revenues and is required to obtain additional financing in order to continue to operate. In addition, as of December 31, 2024, the Company was noncompliant with Nasdaq Listing Rule with respect to the bid price of the Company’s ordinary shares on the Nasdaq Capital Market. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

F-10

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

During the period, the Company entered into funding agreements of up to $5,350 and convertible securities in the amount of $747.5 and $194.5 in addition to restructuring of debt of $800 and $500 in convertible and non-convertible notes, respectively, and received a short-term loan in the amount of $1,000. The Company plans to continue the issuance of shares and warrants and secure convertible notes and other funding sources. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the Company’s long-term business plan. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue.

E.	The Company operates primarily with 8 wholly owned subsidiaries and two majority owned subsidiaries, all of which have been consolidated in these consolidated financial statements

Controlled entity	Country of Incorporation	Percentage Owned December 31, 2024	Percentage Owned December 31, 2023
Security Matters (SMX) PLC	Ireland	100%	100%
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	100%
Lionheart III Corp	USA	100%	100%
SMX (Security Matters) Ireland Limited	Ireland	100%	100%
SMX Fashion and Luxury	France	100%	100%
TrueSilver SMX Platform Ltd.	Canada	100%	100%
SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%
Security Matters Canada Ltd.	Canada	100%	100%
SMX Beverages Pty Ltd.	Australia	100%	100%
SMX Circular Economy Platform PTE, Ltd.	Singapore	70%	100%
True Gold Consortium Pty Ltd.	Australia	52.9%*	51.9%*
SMX Circular Economy FZCO **	UAE	-	-

In addition, the Company’s has the following investments in associated company:

Entity	Country of Incorporation	Percentage Owned December 31, 2024	Percentage Owned December 31, 2023
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

*	Owned by Security Matters PTY Ltd. (formerly - Security Matters Limited). In July 2024, ownership in the subsidiary increased from 51.9% to 52.9%. See also note 3.

**	On March 26, 2025, subsequent balance sheet date, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates. See also note 28.

F-11

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 1 – GENERAL (CONT.):

F.	A.	On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2024, financial statements are presented post this reverse stock split. See note 22.

G.	On January 15, 2025, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 28.5:1 under the symbol “SMX,” with a new CUSIP number of G8267K158 and ISIN code IE000WZ90ZV5. Approved by shareholders and Board of Directors on December 10, 2024. This reverse split consolidated every 28.5 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 33,155 thousand to approximately 1,163 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.165 to $4.70250014886352. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these December 31, 2024, financial statements are presented post this reverse stock split. See note 22.

F-12

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS:

The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention except for certain financial liabilities which are measured at fair value.

Principles of consolidation

Subsidiaries are all those entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and until the date that control is lost.

Intercompany transactions between entities in the consolidated entity are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Investments in associated companies

Investments in associated companies are accounted under the equity method and are initially recognized at cost. The investment’s cost includes transaction costs. The consolidated financial statements include the Group’s share in net income or loss, in other comprehensive income or loss, and in the net assets of associated companies accounted by the equity method from the date when significant influence or joint control materialized, until the date on which the conditions for significant influence or joint control are no longer met.

Losses of an associate in amounts which exceed its equity are recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of a guarantee or other financial support provided in respect of the associate.

Reverse acquisition transaction

The result of the merger between the Company and Security Matters PTY Ltd. as described in Note 1.B is that legally the Company owns the entire share capital of Security Matters PTY Ltd.

Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuation of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the business combination transaction ($11,599), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

F-13

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

The Company is initially consolidated in the financial statements from the closing date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921) and trade and other payables and warrants ($10,127) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1.	The assets and liabilities of Security Matters PTY Ltd. have been recognized and measured in these consolidated financial statements at their pre-combination carrying amounts.

2.	The retained earnings and other equity balances recognized in those consolidated financial statements are the retained earnings and other equity balances of Security Matters PTY Ltd. immediately before the Business Combination.

3.	The amount recognized as issued equity instruments in these consolidated financial statements has been determined by adding to the issued equity of Security Matters PTY Ltd. immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY Ltd. (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.

4.	The statement of comprehensive loss reflects that of Security Matters PTY Ltd. for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY Ltd. for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

Foreign currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. The Company’s functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of True Silver SMX Platform is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty Ltd.’s functional currency is Australian Dollars. The functional currency of Security Matters Ltd. (Israel) is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of True Gold is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities – at the rate of exchange applicable at the reporting date.
●	Expense items – at annual average rate at the statements of financial position date.
●	Share capital, capital reserve and other capital movement items were at the rate of exchange as of the date of recognition of those items.
●	The accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.
●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of other comprehensive losses in the Foreign Currency Translation Reserve.

F-14

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Issue of a unit of financial instruments

The issue of a unit of financial instruments such as a financial liability (e.g., a loan) and free-standing derivative (e.g. warrants) involves the allocation of the proceeds received (before issuance costs) to financial derivatives and other financial instruments measured at fair value in each period and to financial liabilities that are measured at amortized cost, with residual allocated to equity instruments. Issuance costs are allocated to each component pro rata to the amounts determined for each component in the unit.

Governmental grants

Government grants received for the use of research and development activities, for which the Group undertook to pay royalties to the state, contingent on future sales arising from this financing, were treated as forgivable loans. The grant was recognized as a liability in the financial statements, except when there is reasonable assurance that the Group will comply with the conditions for the forgiveness of the loan, then it would be recognized as a government grant. When the loan bears a below-market rate of interest, the liability is recognized at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognized at inception was treated as a government grant and recognized as a reimbursement of research expenses. The repayment of the liability to the state is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognized in profit or loss.

Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

A.	In the principal market for the asset or liability; or
B.	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statements of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets

The Group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Group’s accounting policy for each category is as follows:

Other receivables: These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services, but also incorporate other types of contractual monetary asset. These assets are carried at amortized cost less any provision for impairment.

The Group has no financial assets classified at fair value through profit or loss.

F-15

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Financial liabilities

financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, which ensures that any interest expense over the period is at a constant interest rate on the balance of the liability carried in the statement of financial position, except for financial liabilities which are measured at fair value through profit or loss.

measured at fair value through profit or loss:

These financial liabilities comprise of derivatives that are options which are to be settled in equity instruments but nevertheless do not meet the definitions of equity instruments. The Group measures those financial liabilities at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

Impairment of non-financial assets

Intangible assets and goodwill that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

%
Computers	33
Machines and equipment	20
Furniture and office equipment	10
Leasehold improvements	8

Leasehold improvements are depreciated over the term of the expected lease including optional extension, or the estimated useful lives of the improvements, whichever is shorter.

Reimbursement of research and development expenses

Reimbursements in proof of concept (POC) agreements of expenditures on research and development in order to achieve commercial agreement once this activity is successful, are offset in profit or loss against the related expenses (research and development expenses). Any IP generated from this activity remains at the ownership of the Group.

Right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability, excluding leases where the lease term is 12 months or less, or where the underlying asset is of low-value. These leases expenditures are recognized on a straight-line basis over the lease term. A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of-use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

F-16

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Lease liabilities

All leases are accounted for by recognizing a right-of-use asset and a lease liability. Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate implicit in the lease unless (as is typically the case) this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	amounts expected to be payable under any residual value guarantee.
●	the exercise price of any purchase option granted in favor of the Group if it is reasonably certain to exercise that option.
●	any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate or when there is a change in the assessment of the term of any lease the remeasurement being recognized in front of the right of use assets.

Capitalized technology development costs

Expenditures on research activities are recognized in profit or loss as incurred. Expenditures on internally developed products are mainly employee salaries and legal fees for filing of patents and are capitalized when the Group demonstrates all the following criteria:

a.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

b.	The intention to complete the intangible asset and use or sell it.

c.	The ability to use or sell the intangible asset.

d.	The probability of the intangible asset to generate future economic benefits. Among other things, the Group considers the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

e.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

f.	The ability to measure reliably the expenditures attributable to the intangible asset during its development.

The recognition criteria above are considered by the Group at each stage of development to determine when the criteria have been initially met in full.

The technical feasibility criteria is determined to be met when a the milestone of initial marking and reading capabilities is satisfied. The milestone’s identification occurs only following a detailed broad mapping of the raw material characteristics and establishing the formula for the chemical marker architecture to be embedded into the raw material based on industry standards and regulations. The result is the initial evidence that the x-ray algorithm of the designated reader is in a stage that can identify the marker and convey information. At this stage, the Group believes that the technical feasibility of completing the development for use is probable.

The Group notes that technical feasibility has been established and the achieved technology is ready for the next stage which consists of performing a proof-of-concept pilot with an industry partner, in order to adapt the technology for the relevant industry and adjust the development to meet the industry’s needs.

F-17

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Capitalized technology development costs (Cont.)

Currently, the Group’s capitalized development activities focus on:

1.	Development of marker architecture to be embedded topically or in-situ (application) for each material/product within the optimal industrial manufacturing phase, based on industry standards and regulations.
2.	Semi Industrial scale – technology implementation in semi-industrial production.
3.	Development of a digital platform to support the end-to-end traceability from raw material to final product to recycling.

The Group’s management has the full intention to complete the development of the technology and ultimately to sell it. This intention is demonstrated by initiating partnerships with industry market leaders and continuing the development into the next phase. The Group’s intention is also reflected in the Group’s approved budget.

The Group’s management intends to concentrate its future sales and marketing efforts in the U.S. and Asia Pacific markets, including, but not limited to, recruitment of sales and marketing personnel. It plans to advance successful proof-of-concept pilots performed with industry leading partners, and further advance its innovative technology and commercialization efforts and collaborations in the segments relevant to its technology.

The Group’s business model targets leading brands and manufacturers in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. The Group’s technology is applicable for multiple industries such as gold, fashion, electronics and circular economy – plastic and rubber. The Group is able to provide an adaptive solution for multiple market segments, based on a unified technology solution, through collaborative relationships with leading market companies which provide it with access to various potential entities to sell its solution. This is part of the Group’s strategy to create strategic partnerships with market leaders across its main segments of activity. The Group believes that this close collaboration with market leaders, and developing a product that meets their requests, suggest that there is a strong potential market for its development.

Adequate technical and financial resources are available to complete the development; the development will be completed by the Group’s technology team which consists of professional experienced scientists and engineers, with a track record in the industrial sector and with financial resources successfully raised through the issuance of ordinary shares and loans. The Group has already accomplished its core technology development and is currently focused on development of specific adjustments for different market segments. This stage is focused and short-termed, therefore, management believes that limited financial resources are required for completing the development and that there is high probability for commencing commercial agreements following the successful proof-of-concept pilots.

The Group has financial systems in place that allow it to maintain records in sufficient detail that enable it to measure reliably the expenditures attributable to the intangible asset during its development.

Development expenditures not satisfying all the above criteria are recognized in the consolidated statement of comprehensive income as incurred.

Subsequent measurement

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

An asset is ready for its intended use, when the developed technology becomes operational and the Group completes an initial customization.

F-18

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Capitalized technology development costs (Cont.)

Intangible assets with a finite useful life are amortized over their estimated useful lives and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for intangible assets are reviewed at least at each year end.

The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. An expenditure incurred in development activities, including the Group’s software development is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates, the expenditure will lead to new or substantially improved products, the products are technically and commercially feasible and the Group has sufficient resources to complete the development and reach the stage for which the product is ready for use.

All other expenditure, including those incurred in order to maintain an intangible assets current level of performance, is expensed as incurred.

Share-based compensation

The Group measures the share-based expense and the cost of equity-settled transactions with employees and service providers by reference to the fair value of the equity instruments at the date at which they are granted. The Group selected the Black-Scholes model as the Group’s option pricing model to estimate the fair value of the Group’s options awards. The model is based on share price, grant date and on assumptions regarding expected volatility, expected life of the options, expected dividend, and a no risk interest rate. As for granted options which are settled in equity instruments, the fair value of the options at the grant date is charged to the statement of comprehensive loss over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

New standards, interpretations and amendments adopted from January 1, 2024

The following amendments are effective for the period beginning January 1, 2024:

●	Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7);
●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16);
●	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1); and
●	Non-current Liabilities with Covenants (Amendments to IAS 1).

These amendments to various IFRS Accounting Standards are mandatorily effective for reporting periods beginning on or after January 1, 2024.

Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7)

On May 25, 2023, the IASB issued Supplier Finance Arrangements, which amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures. The amendments require entities to provide certain specific disclosures (qualitative and quantitative) related to supplier finance arrangements. The amendments also provide guidance on characteristics of supplier finance arrangements.

F-19

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants

(Amendments

The IASB issued amendments to IAS 1 in January 2020 Classification of Liabilities as Current or Non-current and subsequently, in October 2022 Non-current Liabilities with Covenants.

The amendments clarify the following:

●	An entity’s right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period.
●	If an entity’s right to defer settlement of a liability is subject to covenants, such covenants affect whether that right exists at the end of the reporting period only if the entity is required to comply with the covenant on or before the end of the reporting period.
●	The classification of a liability as current or non-current is unaffected by the likelihood that the entity will exercise its right to defer settlement.
●	In case of a liability that can be settled, at the option of the counterparty, by the transfer of the entity’s own equity instruments, such settlement terms do not affect the classification of the liability as current or non-current only if the option is classified as an equity instrument.

These amendments have no effect on the measurement of any items in the consolidated financial statements of the Group.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates)

The following amendments are effective for the period beginning January 1, 2026:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial instruments and IFRS 7)

The following standards and amendments are effective for the annual reporting period beginning January 1, 2027:

●	IFRS 18 Presentation and Disclosure in Financial Statements
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures.

The Group is currently assessing the effect of these new accounting standards and amendments.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

The Group does not expect to be eligible to apply for IFRS 19.

F-20

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (CONT.):

The significant accounting judgments, estimates and assumptions followed in the preparation of the financial statements, on a consistent basis, are:

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the consolidated financial statements.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities and expenses. Changes in accounting estimates are reported in the period of the change in estimate. The key assumptions made in the financial statements are discussed below.

Share based compensation

The Group has a share-based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes model, which was derived to model the value of the firm’s equity over time. The simulation model was designed to take into account the unique terms and conditions of the performance shares and share options, as well as the capital structure of the firm and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are described in the share-based compensation note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to the statement of profit or loss over the vesting period of each tranche and the credit is taken to equity, based on the consolidated entity’s estimate of shares that will eventually vest.

Intangible assets

The Group capitalizes costs for its developed projects when specific criteria are met. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is achievable, usually when a product development project has reached a defined milestone according to an established project management model. The management makes assumptions regarding the expected future economic benefit to be derived from the intangible asset and therefore whether the capitalized costs are expected to be recovered.

This amount of capitalized costs includes significant investment in the development of marking and reading capabilities in the subject material. Prior to being marketed, the Group will obtain a proof-of-concept pilot with an industry leading partner. The innovative nature of the product gives rise to some judgement as to whether the proof-of-concept will be successful such that it will lead to obtaining commercial contracts with customers. See also note 7.

Management bases its estimates on historical experience, assumptions, and information currently available and deemed to be reasonable at the time the consolidated financial statements are prepared. However, actual amounts may differ from the estimated amounts as more detailed information becomes available. Estimates and assumptions are reviewed on an ongoing basis and, if necessary, changes are recognized in the period in which the estimate is revised.

Impairment of goodwill and intangible assets

The Group reviews goodwill for impairment at least once a year or more frequently if events or changes in circumstances indicate that there is impairment. Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit to which the goodwill has been allocated. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. See more information in note 7.

The carrying values of the long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If any indication exists, then the asset’s recoverable amount is estimated. Determining the recoverable amount is subjective and requires management to estimate project future cash flows, among other factors. Future events and changing market conditions may impact on the assumptions as to prices, costs or other factors that may result in changes to the estimates of future cash flows. If the Group concludes that a definite or indefinite long-lived intangible asset is impaired, the Group recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the asset’s impairment.

Financial liabilities at fair value

The fair value of financial liabilities at fair value was estimated by using a Black Scholes model and Monte-Carlo simulation approach, which was aimed to model the value of the Group’s assets over time. The simulation approach was designed to take into account the terms and conditions of the financial liabilities, which are described in notes 8, 9 and 11, as well as the capital structure of the Group and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

F-21

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 3 – TRUE GOLD BUSINESS COMBINATION:

On July 29, 2020, the Group (through Security Matters Limited) signed a shareholders’ agreement with W.A. Mint Pty Ltd. and TrueGold. The purpose of the agreement is to set the framework for TrueGold’s activity. TrueGold’s goal is to establish an industry standard with the development of an innovative system that can invisibly mark (at a molecular level), track and trace gold bars and gold through every stage of the supply chain with blockchain technology, using the Company’s advanced next-generation technology. Under the terms of the agreement, TrueGold will be equally held by the above two-mentioned entities, with the goal of adding other shareholders. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited, and W.A. Mint Pty Ltd. The Company’s management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement.

The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting.

On October 3, 2023 (acquisition date), the Company (through its wholly owned subsidiary - Security Matters Limited) signed an agreement with TrueGold shareholders to acquire an additional 7.5% which increased the Company’s holdings to 51.9% in TrueGold and resulted in the Company gaining control over TrueGold. This strategic transaction to gain control of TrueGold diversifies the Company’s operations into TrueGold’s pioneering ventures in research and development and future revenue commercialization. In July 19, 2024, the Company’s ownership percentage (through its wholly owned subsidiary - Security Matters Limited) in TrueGold increased from 51.9% to 52.9% as part of the PMB transaction described below in note 17(19), to exchange its shares in TrueGold for 1,022 Company shares.

The Company previously held 44.4% of the shares of TrueGold which, up to the acquisition date and the beginning of consolidation, were treated as an investment in a joint venture which accounted for under the equity method. At the time the transaction was completed and control was obtained, the balance of the investment was remeasured at fair value of $22,164 and a gain was recognized in the amount of $22,164, which was recorded in the statement of comprehensive loss (the carrying amount of the previous investment in TrueGold was approximately nil). This fair value amount was added to the consideration transferred for the calculation of goodwill, as described below.

The Company has elected to measure the non-controlling interests in TrueGold at full fair value which includes also the non-controlling interests’ share in the entire goodwill of TrueGold. The fair value of the non-controlling interests in TrueGold was based on the fair value of TrueGold as a whole, as described above, and was estimated using the discounted cash flow method of the income approach, as TrueGold is a private company and therefore quoted market prices of its share were unavailable. The fair value has been determined by management with the assistance of a valuation performed by an external and independent valuation specialist using valuation techniques and assumptions as to estimates of projected net future cash flows of TrueGold and estimate of the suitable discount rate for these cash flows. The significant assumptions used in estimating the fair value of TrueGold are:

1.	After-tax net cash flow discount rate (weighted average cost of capital) of 24.8%.
2.	Terminal value cash flow multiple of 4.59 and terminal growth rate of 3%.
3.	Discount for lack of marketability of 25.2% (or $11.17), resulting in a fair value of $33.12 per ordinary share of True Gold).

The total cost of the business combination comprised a full forgiveness of the outstanding payables from TrueGold to Security Matters Limited which amounted to AUD 475 thousand (approximately $307) at acquisition date. The calculation of the goodwill upon acquisition included also the fair value of the previous investment in TrueGold.

F-22

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 3 – TRUE GOLD BUSINESS COMBINATION (CONT.):

The fair value of the identifiable assets and liabilities of TrueGold on the acquisition date:

	US$ in thousands
Cash and cash equivalents		13
Other current receivables		155
Intangible asset (core technology license)		10,449
Trade payables		277

Net identifiable assets		10,340
Non-controlling interests		(20,826)
Goodwill		32,957

Loan to TrueGold	307

Fair value of previous investment	22,164
		22,471

The only intangible asset identified in the purchase price allocation, and recognized as shown in the table above, represents a core technology license that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). As mentioned above, this core technology license represents the current right of TrueGold to use the Group’s intellectual property of technology under a license agreement signed in 2020. For the purpose of the purchase price allocation, this right was treated as a reacquired right and accordingly was recognized separately from goodwill and valued on the basis of the remaining contractual term of the related contract, regardless of whether market participants would consider potential contractual renewals. After acquisition, this intangible asset should be amortized in according to its economic useful life. See also note 7.

The goodwill arising from this acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group and TrueGold. The goodwill recognized is not expected to be deductible for income tax purposes.

NOTE 4 - OTHER CURRENT RECEIVABLES:

	December 31, 2024	December 31, 2023
Receivable in respect of exercise of warrants	1,510	-
Tax authorities	305	257
Prepaid expenses	102	142
Proof of concept receivables	46	148
Other	30	87
Total	1,993	634

F-23

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2024	75	1,146	69	102	1,392
Additions	-	21	-	-	21
Currency translation adjustments	1	(5)	1	-	(3)
At December 31, 2024	76	1,162	70	102	1,410

Accumulated depreciation
At January 1, 2024	24	832	37	88	981
Depreciation	9	135	9	10	163
Currency translation adjustments	-	(2)	-	-	(2)
At December 31, 2024	33	965	46	98	1,142
Net book value at December 31, 2024	43	197	24	4	268

	Leasehold improvements	Machines and Equipment	Furniture and Office Equipment	Computers	Total

Cost
At January 1, 2023	63	1,147	65	102	1,377
Additions	15	5	7	4	31
Currency translation adjustments	(3)	(6)	(3)	(4)	(16)
At December 31, 2023	75	1,146	69	102	1,392

Accumulated depreciation
At January 1, 2023	18	699	31	74	822
Depreciation	6	151	7	16	180
Currency translation adjustments	-	(18)	(1)	(2)	(21)
At December 31, 2023	24	832	37	88	981
Net book value at December 31, 2023	51	314	32	14	411

F-24

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 6 - INVESTMENTS IN ASSOCIATED COMPANY:

Entity	Country of Incorporation	Percentage Owned December 31, 2024	Percentage Owned December 31, 2023
Yahaloma Technologies Inc.	Canada	50%	50%

The proportion of ownership interest is equal to the proportion of voting power held.

Yahaloma Technologies Inc.

On April 30, 2019, Security Matters Ltd. signed an agreement with Trifecta Industries Inc. (“Trifecta”) for the commercialization of Security Matters Ltd.’s trace technology in the diamonds and precious stone industry.

Under the terms of the agreement, Security Matters Ltd. and Trifecta established a new entity – Yahaloma Technologies Inc. (“Yahaloma”), which is equally held by Security Matters Limited and Trifecta.

Yahaloma has the exclusive rights and responsibility to commercialize the Group’s intellectual property in the area of diamonds or precious stone. Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Limited and Trifecta. Management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting.

NOTE 7 - INTANGIBLE ASSETS, NET AND GOODWILL:

	Capitalization of development costs	Purchased license	Core Technology License	Total

COST
As of January 1, 2024	5,342	819	10,449	16,610
Capitalized development cost	169	-	-	169
Currency translation adjustments	(245)	(37)	-	(282)
As of December 31, 2024	5,266	782	10,449	16,497

Accumulated amortization
As of January 1, 2024	124	-	-	124
Amortization	694	75	1,306	2,075
Impairment	2,197	-	-	2,197
Currency translation adjustments	(227)	-	-	(227)
As of December 31, 2024	2788	75	1,306	4,169

Net book value as of December 31, 2024	2,478	707	9,143	12,328

F-25

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 7 - INTANGIBLE ASSETS, NET AND GOODWILL (CONT.):

	Capitalization of development cost	Purchased license	Core Technology License	Total

COST
As of January 1, 2023	4,372	655	-	5,027
Capitalized development cost	977	157	10,449	11,583
Currency translation adjustments	(7)	7	-	-
As of December 31, 2023	5,342	819	10,449	16,610

Accumulated amortization
As of January 1, 2023	127	-	-	127
Currency translation adjustments	(3)	-	-	(3)
As of December 31, 2023	124	-	-	124

Net book value as of December 31, 2023	5,218	819	10,449	16,486

Intangible assets as of December 31, 2024 and 2023 consist of capitalized development costs of the Group’s technology, the cost of the exclusive license intellectual property and core technology license raised from the TrueGold business combination that reflects the existence of underlying technology that has value through its continued use or re-use in many products or many generations of a singular product (that is, a product family). See also note 3. The capitalized development costs and purchased license are amortized in accordance with its useful life of 5.5 years. The Core Technology License is amortized in accordance with its useful life of 4 years.

Goodwill and impairment

The Group is required to test, on an annual basis, whether goodwill has suffered any impairment. The recoverable amount is determined based on value in use calculations. The use of this method requires an estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

During the year, the Group did not meet its revenue forecast. This had an adverse impact on the projected value in use of the operation and consequently resulted in an impairment to goodwill of $6,813. The (pre-tax) discount rate used to measure the CGU’s value in use was 29.6%.

The carrying amount of goodwill is $26,144 as of December 31, 2024.

The recoverable amount has been determined from value in use calculations based on cash flow projections from Company approved budgets.

F-26

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES:

A.

On January 25, 2023, the Company received an amount of $250 in consideration for issuance of a convertible note (the “LP Convertible Note”) and two types of warrants, to Lee Pinkerton (“LP”). The LP Convertible Note’s principal amount is $250 and the maturity date is the earlier of December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Note has an interest rate of 15% per annum and shall be converted into ordinary shares at LP’s discretion, at a fixed conversion price of $470,250 per ordinary share. In addition, the Company has the right to satisfy the payment of the principal amount of the LP Convertible Note through the issuance of the Company’s ordinary shares at a 20% discount to the 20 trading day VWAP preceding the maturity date.

As part of the LP Convertible Note transaction, the LP was granted two types of warrants:

(i)	Bonus Warrants – 0.27 warrants to purchase ordinary shares of the Company at an exercise price of $541 per share. The Bonus Warrants term is five years commencing upon the Business Combination.

(ii)	Redeemable Warrants – 0.26 warrants to purchase ordinary shares of the Company at a purchase price of $541 per share. The Redeemable Warrants term is five years commencing upon the Business Combination. 50% of the Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $235.125 per warrant. The LP has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The LP Convertible Note is recorded in accordance with its fair value. The Redeemable Warrants are accounted as a derivative financial liability measured at fair value through profit or loss. Management utilized a third-party appraiser to assist them in valuing the LP Convertible Note and Redeemable Warrants.

The fair value of the Redeemable Warrants was calculated using the Monte-Carlo simulation model. As of December 31, 2024 and 2023, the expected volatility that was used was 53.94% and 73.74%, respectively, and the risk-free interest rate used was 4.27% and 3.91%, respectively.

As of December 31, 2024, and 2023 the fair value of the Redeemable Warrants was $55 and $73, respectively.

In order to calculate the fair value of the LP Convertible Note, the Company discounted the payment schedule by a discount rate of 22.9%. as of December 31, 2024, and a discount rate of 32.2% as of December 31, 2023.

As of December 31, 2024, and 2023 the fair value of the LP Convertible Note was $336 and $304, respectively. All of the principal and accrued interest under the LP Convertible Note is due and owing as of the date of the authorization of these financial statements.

B.	In May 2022, Security Matters PTY Ltd. issued 828,240 convertible notes (the “2022 Convertible Notes”), with a face value of AUD 1.00 ($0.7) per each 2022 Convertible Note, for an aggregate amount of AUD 828 thousand ($569). The original terms of the 2022 Convertible Notes were amended on July 2022, when Security Matters PTY Ltd. entered into the BCA that was subject to de-listing of Security Matters PTY Ltd. from the Australian Stock Exchange. The issuance price per share was calculated at a 20% discount to the 5-21 day volume weighted average price to December 31, 2022, as such term is defined in the Convertible Notes agreement, subject to a cap of no lower than AUD 0.15 ($0.11) per share, and on December 31, 2022 the investors will also be issued unlisted two year options on a 1:2 basis with an exercise price of AUD 0.45 ($0.32) per share. As of December 31, 2022, the 2022 Convertible Note amounted to $563. In July 2022, an amendment to the 2022 Convertible Notes agreements was signed between Security Matters PTY Ltd. and the investors which prescribes a cancellation of the 2022 Convertible Notes and replaced them with the issuance of 1,000,000 ordinary shares of Security Matters PTY Ltd. (with the occurrence of the Business Combination as described in Note 1.B). On March 7, 2023, the 2022 Convertible Notes were converted to 1,000,000 ordinary shares of Security Matters PTY Ltd.

F-27

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

C.	On September 6, 2023, the Company entered into a Securities Purchase Agreement to issued and sold to an institutional investor, Generating Alpha Ltd. (“Alpha”), a convertible promissory note (the “Alpha September 2023 Note”) with a fixed conversion price of $3,501, 1,838 warrants A’s and 1,225 warrants B’s, for gross proceeds of approximately $2,574, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant A’s were exercisable into 1,838 ordinary shares at an exercise price of $4.7025 per share subject to customary adjustments and may be exercised at any time until the five year anniversary. The warrant B’s were exercisable into 1,225 ordinary shares at an exercise price of $3,501 per share, subject to customary adjustments and may be exercised at any time until the five-year anniversary. The warrant A’s and the warrant B’s meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The Alpha September 2023 Note is in the principal amount of $4,290. The actual amount loaned by the investor is $2,574 after a 40% original issue discount. The maturity date of the Alpha September 2023 Note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s ordinary shares, at a fixed conversion price of $3,501 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement, so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the Alpha September 2023 Note into ordinary shares; provided that in no case shall the Company so convert the Alpha September 2023 Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%

The Alpha September 2023 Note was recognized in accordance with the amortized cost method.

As of December 31, 2024, the investor converted all of the principal amount of the Alpha September 2023 Note into an aggregate of 1,225 Ordinary Shares and exercised all warrant A’s and B’s into Ordinary Shares of the Company.

As of December 31, 2023, the Alpha September 2023 Note’s principal amounted to $1,000.

D.

On February 24, 2024, the Company issued to Steven Wallitt (“SW”) a convertible security with a face value of $407 in consideration of $350, bearing 0% interest and maturing in 6 months. SW ranks senior but is subordinated to ClearThink Asset Management (“CTAM”), the Company advisors, in case of any new debt issuance, including subordinated debt or redeemable preferred stock, except for instruments already negotiated with CTAM. In such cases, the Company is obligated to direct at least 15% of the net proceeds from any new debt to repay the convertible security, unless SW waives this requirement. SW can convert all or part of the face value of the convertible security into ordinary shares at a conversion price of $513 per share, with no conversion limitations. Additionally, the Company issued SW 100,000 warrants, exercisable for 60 months at an exercise price of $0.05 per share, without price-based anti-dilution adjustments.

On August 24, 2024, the Company extended the previous convertible security maturity date to February 24, 2025. In addition, SW will have the right to convert at his option all or a portion of the face value amount including OID or a maximum of $407 into ordinary shares at a conversion price under exactly the same terms of a new qualified financing for at least $1.5 million from any source.

Accordingly, following a private placement transaction on October 28, 2024, the Company adjusted the conversion price to $0.49.

On September 16, 2024, the SW converted $23 of the convertible security into 793 ordinary shares.

The convertible security is accounted in accordance with the amortized cost model, and amounted to $337 as of December 31, 2024.

The conversion option was accounted as a derivative financial liability and measured at fair value through profit or loss.

As of December 31, 2024, the fair value of the conversion option was estimated at $129 by using Monte Carlo model with volatility of 39.78% and a risk-free interest rate of 4.37%.

As of the date of these financial statements the principal and accrued interest payments according to the SW convertible security agreement are due and owing.

F-28

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

E.	On April 11, 2024, the Company entered into Securities Purchase Agreements for the issuance of promissory note and warrants to Alpha, as follows:

1.	Unsecured note (the “Alpha April Note”) in the principal amount of $2,250. The Alpha April Note carries an original issue discount (OID) of 10%, bears 12% interest per year, and its maturity date is in 12 months from issue date. Alpha has the right to convert the outstanding principal and interest into Ordinary Shares at $513 per share, with certain adjustments. If the Company is no longer restricted from variable rate transactions, the investor may convert at a 15% discount based on the lowest weighted average price during the 15 trading days before conversion. Any such conversion is subject to customary conversion limitations set forth in the Alpha April Note so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Alpha April Note into Ordinary Shares; provided that in no case shall the Company so convert the Alpha April Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of Ordinary Shares in excess of 4.99%. A daily fee of $2 is applied if the Company fails to deliver shares upon conversion. If an event of default occurs, the Alpha April Note’s outstanding principal and interest increase by 120%, or 500% in specific default situations, with default interest at the lesser of 24.5% or the maximum legal rate. The Alpha April Note also includes restrictions against variable security transactions.

2.	A 5.5 year warrant to purchase 5,532 Ordinary Shares at $336 per share, with anti-dilution protections. (“the April Warrants”). There is a 4.99% ownership limit on the exercise of this warrant, and the Company must pay a “Buy-In” amount if shares are not delivered timely. Alpha may elect to choose cashless exercise mechanism.

3.	Inducement offer which amends the Company’s existing warrants B’s held by Alpha issued in September 2023 (see note 8.C) to a reduced exercise price of $4.7025 per share. Alpha immediately exercised these warrants B’s in full.

4.	The Alpha April Note is a financial liability which is measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of April 11, 2024, the Alpha April Note amounted to $220 and the Conversion Option fair value amounted to $656.

As of April 11, 2024 the fair value of the conversion option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 52.08% and the risk-free interest rate used is 5.17%.

During the period, the investor converted approximately $2,110 of the principal amount into 467,424 ordinary shares. (see also note 17(13)).

As of December 31, 2024, the Alpha April Note amounted to $72 and the Conversion Option fair value amounted to $48. As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha April Note using Monte Carlo model with expected volatility of 39.78% and the risk-free interest rate used is 4.37%.

The April Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut off, the April Warrants will be measured in accordance with their fair value and all changes in fair value will be recognized through profit or loss. As of April 11, 2024, the April Warrants’ fair value amounted to $1,090.

As of April 11, 2024, the fair value of the April Warrants was calculated using the Black-Scholes model with expected volatility of 73.43% and the risk-free interest rate used is 4.61%.

As of December 31, 2024, Alpha exercised all the April Warrants into Ordinary Shares of the Company.

F-29

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

F.	On July 10, 2024, the Company entered into a Letter of Intent with PMB Partners, LP (“PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Although the Letter of Intent was binding, the Letter of Intent provided that the Company and PMB negotiate in good faith the drafting and execution of the exchange of a $1,000 senior secured note (originally due May 31, 2024) for a $800 Convertible Note due December 31, 2024 (“the $800 Convertible Note”), and a $500 non-convertible promissory note due December 31, 2024 (“the $500 Non-Convertible Promissory Note” and, together with the $800 Convertible Note, the “Senior Promissory Notes”) and other ancillary documents, contracts, or agreements to give effect to the terms of the Letter of Intent not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”). See note 1.D.

The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the $800 Convertible Note and the $500 Non-Convertible Promissory Note, with terms consistent with the Letter of Intent, were all dated as of September 4, 2024. The Senior Promissory Notes carry an annual interest of 15%. PMB has the right to convert the $800 Convertible Note and accumulated interest into 2,673 ordinary shares.

The $800 Convertible Note is a financial liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement the $800 Convertible Note is with accordance with the amortized cost method.

The conversion option meet the conditions for equity classification according to IAS 32 and recorded as equity instrument.

The $500 Non-Convertible Promissory Note is a liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement, the $500 Non-Convertible Promissory Note measured in accordance with the amortized cost method.

As of December 31, 2024, the $800 Convertible Note and the $500 Non-Convertible Promissory Note amounted to $1,360. Pursuant to amendments to the Senior Promissory Notes, the maturity dates have been extended to November 30, 2025.

F-30

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 8 - CONVERTIBLE NOTES (CONT.):

G.	A.	On July 19, 2024 the Company entered into Securities Purchase Agreement issued and sold to Alpha, a promissory note (the “Alpha July Note”) and warrants (the “July Warrants”), for gross proceeds of $747.5, before deducting fees and other offering expenses payable by the Company. The Alpha July Note is in the principal amount of $1,150 (the “Principal Amount”) and carries an original issue discount of 35%. The maturity date of the Alpha July Note is the 12-month anniversary of the issuance date. The Alpha has the right, at any time, to convert all or any portion of the outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a conversion price equal to the lesser of $174 or 80% of the lowest volume weighted average price of the Company’s ordinary shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Alpha July Note including for fundamental transactions (the “Conversion option”) Any such conversion is subject to customary conversion limitations set forth in the Alpha July Note so the Alpha beneficially owns less than 4.99% of the Company’s Ordinary Shares. Any principal amount on the Alpha July Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment, as well as all costs of collection.

According to the purchase agreement, the Company issued to the Alpha the July Warrants, to purchase up to 7,317 Ordinary Shares, with an exercise price of $178 per share, subject to customary adjustments and certain price-based anti-dilution protections, and may be exercised at any time for 5.5 years from issuance. The July Warrants also may be exercised pursuant to a cashless or net exercise provision. The exercise of the July Warrants is subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The July Warrants were classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut-off, the July Warrants will be measured in accordance with its fair value and all changes in fair value will be recognized through profit or loss.

As of July 19, 2024, the July Warrants fair value amounted to $741. The July Warrants were calculated using Black-Scholes model with expected volatility of 59.6% and the risk-free interest rate used is 4.16%.

As of December 31, 2024, all of the July Warrants were converted to 7,188 ordinary shares.

The Alpha July Note is a financial liability which will be measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of July 19, 2024, the Alpha July Note amounted to $0 and the Conversion Option fair value amounted to $753.

As of July 19, 2024, the fair value of the conversion option was calculated by estimating the Alpha July Note using Monte Carlo model with expected volatility of 61.67% and the risk-free interest rate used is 4.85%.

As of December 31, 2024, the Alpha July Note amounted to $520, and the Conversion Option fair value amounted to $527. As of December 31, 2024, the fair value of the Conversion Option was calculated by estimating the Alpha July Note using the Monte Carlo model with expected volatility of 58.7% and the risk-free interest rate used is 4.28%.

H.

On August 30, 2024, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending LLC (“1800 Diagonal”), to issue and sell a promissory note, for gross proceeds to the Company of $194.5, before deducting fees and other offering expenses payable by the Company (“the 1800 Diagonal Promissory Note”). The 1800 Diagonal Promissory Note is in the principal amount of $223.7, which includes an original issue discount of $29.2. A one-time interest charge of 10%, or $22.4 was applied to the principal. The maturity date of the 1800 Diagonal Promissory Note is June 30, 2025. The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123; (2) on March 30, 2025, $30.7; (3) on April 30, 2025, $30.7; (4) on May 30, 2025, $30.7 and (5) on June 30, 2025, $30.7. Through February 26, 2025, the Company may prepay the 1800 Diagonal Promissory Note in full at a 2% discount The 1800 Diagonal Promissory Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the 1800 Diagonal Promissory Note shall become immediately due and payable, (ii) the principal and interest balance of the note shall be increased by 150% and (ii) the 1800 Diagonal Promissory Note may be converted into Ordinary Shares of the Company at the sole discretion of the 1800 Diagonal. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the 1800 Diagonal Promissory Note so the 1800 Diagonal beneficially owns less than 4.99% of the Company’s Ordinary Shares. The 1800 Diagonal shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

On July 10, 2024, the Company entered into a Letter of Intent with PMB Partners, LP “PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Although the Letter of Intent was binding, the Letter of Intent provided that the Company and PMB negotiate in good faith the drafting and execution exchange a $1,000 senior secured note (originally due May 31, 2024 for a $800 Convertible Note due December 31, 2024 (“the $800 Convertible Note”), and a $500 non-convertible promissory note due December 31, 2024 (“the $500 Non-Convertible Promissory Note”), or together (the “Senior Promissory Note”) and other ancillary documents, contracts, or agreements to give effect to the terms of the Letter of Intent not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”).

The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the Convertible Note and the Senior Promissory Note, with terms consistent with the Letter of Intent were all dated as of September 4, 2024.. The convertible note and the non-convertible promissory note carries an annual intertest of 15%. The investor has the right to convert the $800 convertible note and accumulated interest into 2,673 ordinary shares.

The $800 Convertible Note is a financial liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement the $800 Convertible Note is with accordance with the amortized cost method.

The conversion option meet the conditions for equity classification according to IAS 32 and recorded as equity instrument.

The $500 Non-Convertible Promissory Note is a liability which measured on the initial day at fair value recognized financial expenses or income through profit and loss. In the subsequent measurement, the $500 Non- Convertible Promissory Note measured in accordance with the amortized cost method.

As of December 31, 2024, the $800 Convertible Note and the $500 Non-Convertible Promissory Note amounted to $1,360. All of the principal and accrued interest under the $800 Convertible Note and the $500 Convertible Note are due and owing as of the date of these financial statements.

F-31

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 9 - BRIDGE LOANS LIABILITIES:

A.	Between August 2022 to January 2023, Security Matters PTY Ltd. entered into bridge loan agreements (the “Bridge Loans”) with eleven lenders, which lent Security Matters PTY Ltd. an aggregate amount of $3,860.

Part of the lender received also bonus warrants and redeemable warrants as described above.

The Bridge Loans have a maturity date of up to two years and bear an interest rate of 10% per annum.

The loan components were accounted in accordance with the amortized cost method.

As of December 31, 2024 and December 31, 2023, the principal and the accumulated interest of the bridge loans were amounted to $728 and $1,739, respectively.

As part of the Bridge Loans agreements, some of the lenders were granted two types of warrants:

(i)	Bonus Warrants - 0.32 warrants to purchase ordinary shares of the Company at an exercise price of $541 per share and a first priority security interest in the shares of Security Matters PTY’s interest in TrueGold Consortium Pty Ltd.

The Bonus Warrants term is five years commencing upon the BCA.

Management valuing the Bonus Warrants using the Black and Scholes model.

As of December 31, 2024 and December 31, 2023, the fair value of the Bonus Warrants was nil.

(ii)	Redeemable Warrants Type 1 – 0.13 warrants to purchase ordinary shares of SMX PLC at a purchase price of $541 per share. The Redeemable Warrants Type 1 term is five years commencing upon the BCA.

●	50.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the Business Combination for $235.125 per warrant.

●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the third anniversary of the Business Combination for $235.125 per warrant.

●	25.00% of the Redeemable Warrants Type 1 shall be redeemable on a non-cumulative basis at the option of the holder for the 30 days following the fourth anniversary of the Business Combination for $235.125 per warrant .

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 1. The fair value of the Redeemable Warrants Type 1 was calculated using the Monte-Carlo simulation model.

As of December 31, 2024 and December 31, 2023, the fair value of the Redeemable Warrants Type 1 was $34 and $72, respectively.

(iii)	Redeemable Warrants Type 2 – 0.53 warrants to purchase ordinary shares of SMX PLC at a purchase price of $541 per share. The Redeemable Warrants Type 2 term is five years commencing upon the SPAC transaction (see also Note 1B).

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the first anniversary of the Business Combination for $235.125 per warrant.

●	50.00% of the Redeemable Warrants Type 2 shall be redeemable on a non-cumulative basis at the option of the holder, during the 30 days following the second anniversary of the Business Combination for $235.125 per warrant.

Management utilized a third-party appraiser to assist them in valuing the Redeemable Warrants Type 2. The fair value of the Redeemable Warrants Type 2 was calculated using Monte-Carlo simulation model.

As of December 31, 2024 and December 31, 2023, the fair value of the Redeemable Warrants Type 2 was $140 and $421, respectively.

F-32

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 9 - BRIDGE LOANS LIABILITIES (CONT.):

Each investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The main assumptions used in the three valuation models as of December 31, 2024 described above were:

(1)

risk free rate 4.27%; (2) volatility of assets 53.94%; and (3) expected terms of the warrants 3.18 years.

All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

The main assumptions used in the three valuation models as of December 31, 2023 described above were:

(1) risk free rate 3.91%; (2) volatility of assets 73.74%; and (3) excepted terms of the warrants 4.18 years.
All warrants were classified as a derivative financial liability and are re-measured each reporting date, with changes in fair value recognized in finance expense (income), net.

Conversions during the reporting period:

1.	In March 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $1,350 and redeemable warrants at the amount of $1,000 into 408 ordinary shares.

2.	On December 31, 2023, the Company signed an addendum to the Bridge Loans agreements which convert principal amount of $750 and redeemable warrants at the amount of $1,450 into 1,886 ordinary shares. According to the addendum the company has issued to the lenders an aggregate of fully paid 1,886 warrants to purchase up to an aggregate of 1,886 ordinary shares at an exercise price of $2,501 per share. The Warrants were exercisable immediately upon issuance and will expire three years following their issuance.

The warrants include a cashless exercise mechanism, according to the terms specified in the addendum and it’s according to the lender election (the “Cashless Warrants”).

Therefore, the Company accounted the Cashless Warrants as financial liability instruments that measured at fair value and recognized financial expenses or income through profit and loss.

As of December 31, 2023, the Cashless Warrants fair value was $1,023.

The Company valued each Cashless Warrants at $0.25 per warrant by using the Black-Scholes option-pricing model. The key inputs that were used in the Cashless Warrants fair value as of December 31, 2023 were:

●	risk-free interest rate 4.13%
●	expected volatility 70.39%
●	expected dividend yield of 0%
●	expected term of warrants – 3 years

3.	During the twelve-month period ended December 31, 2024 all the Cashless Warrants were fully exercised in cashless and converted into 472 ordinary shares. In addition, the company issued another 290 ordinary shares according to an amendment to the agreement with those investors.

4.	On June 27, 2024, the Company converted $119 debt to 11,699 ordinary shares and issued 900 warrants at an exercise price of $0.165 per warrant.

5.	On September 4, 2024, the Company converted $1,300 debt and accumulated interest into Senior Promissory Note (see note 8.H).

NOTE 10 – ALPHA SPA

On April 19, 2024, the Company entered into a Stock Purchase Agreement (“SPA”) with Alpha, committing Alpha to purchase up to $30 million of the Company’s ordinary shares, subject to the SPA’s terms. The Company may direct Alpha to purchase ordinary shares at its discretion after a three-month period, with a minimum purchase (“Put”) of $20 and a maximum of $833 in any 30-day period, subject to certain pricing conditions based on market price. The Company has the right to terminate the SPA at no cost or penalty upon five trading days’ prior written notice to Alpha, provided that there are no outstanding Put notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. As of December 31, 2024, and as of the date of the authorization of these consolidated financial statements no withdrawal was carried out from this credit line. On May 9, 2025, after the balance sheet date, the Company terminated the SPA.

F-33

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY

On September 11, 2024, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors (the “Purchasers”), which under certain circumstances could result in an aggregate gross proceeds of up to $5.350 million, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Private Placement before deducting fees to the placement agents. 20% of the gross proceeds, or $1,072 was held in escrow and repaid to the Purchasers pursuant to certain circumstances during the terms of the Series A Common Warrants issued in the Private Placement. The Company was unable to satisfy certain of the specified circumstances and did not receive the $1,072 from Escrow and adjustments were made to the Warrants issued as described below. As such, the Company received gross proceeds of $4,278 excluding transaction costs. Aegis Capital Corp. (“Aegis”), acted as the lead placement agent and ClearThink Securities acted as a co-placement agent for the Private Placement.

The offering consisted of the sale of 187,719 Common Units, each consisting of one Ordinary Share or Pre-Funded Warrant, two Series A Common Warrants each to purchase one Ordinary Share per warrant at an exercise price of $28.5, subject to adjustment, and one Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $28.5 (or $28.49 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.00285 per Pre-Funded Warrant).

The Pre-Funded Warrants were immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. During the offering the company issued 55,789 ordinary shares and 131,930 Pre-Funded Warrants.

The initial exercise price of each Series A Common Warrant is $1.00 per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire by March 12, 3030. Post-adjustment, the number of securities issuable under the Series A Common Warrants in the aggregate is 766,201. The post-adjustment exercise price of each Series A Common Warrant is $13.9.

The initial exercise price of each Series B Common Warrant is $0.00285 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers. Post-adjustment, the number of securities issuable under the Series B Common Warrant is 195,381. As of the date of the financial statements all the Series B Common Warrants have been exercised into ordinary shares.

The Pre-Funded Warrants, Series B Common Warrants and Series A Common Warrant all meets the definition of a derivative financial liability and measured at fair value through profit and loss on initial recognition and subsequent.

As of October 28, 2024, the fair value of the Pre-Funded Warrants was $1,809 regarding the share price as of October 28, 2024, that represent the Pre-Funded Warrants fair value.

As of December 31, 2024, all the Pre-Funded warrants were converted into ordinary shares.

As of October 28, 2024, the fair value of the Series B Common Warrant was $2,680 regarding the share price as of October 28, 2024, that represents the Series B Common Warrant fair value.

As of December 31, 2024, all the Series B Common Warrant were converted into ordinary shares

As of October 28, 2024, the fair value of the Series A Common Warrant was $5,845 which is recognized on a systematic basis over the period the time-value of Warrant A decays, on a straight-line basis – the Company expects this period to be approximately five years.

Management utilized a third-party appraiser to assist them in valuing the Series A Common Warrant by using the Black-Scholes model. The key inputs that were used to estimate the fair value as of October 28, 2024, were:

●	risk-free interest rate 4.11%
●	expected volatility 59.1%
●	expected dividend yield of 0%
●	expected term of warrants – 5.4 years

As of December 31, 2024, 277,439 Series A Common Warrants have been exercised.

F-34

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 11 – WARRANTS – DERIVATIVE FINANCIAL LIABILITY (CONT.):

The outstanding 488,762 Series A Common Warrants have been valued at the fair value of $4,921, by using the Black-Scholes model and the balance as of December 31, 2024, was $1,322. The key inputs that were used to estimate the fair value as of December 31, 2024, were:

●	risk-free interest rate 4.38%
●	expected volatility 58.9%
●	expected dividend yield of 0%
●	expected term of warrants – 5.2 years

The Company also entered into a Placement Agent Agreement with Aegis as the lead placement agent, The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the Private Placement, a 3% commission of the proceeds from any cash exercise of the Warrants, and to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the Private Placement.

The transaction cost amounted to $1,113 and allocated to the financial instruments issued that measured at fair value through profit and loss and recorded as expenses incurred.

The placement agent fee includes liable to pay 3% of the proceeds from the cash exercise of Series A Common Warrants (“the 3% Provision”). The 3% Provision accounted for financial liability at fair value through profit and loss on initial recognition and subsequent.

Management utilized a third-party appraiser to assist them in valuing the 3% Provision by using the Black-Scholes model. The key inputs that were used to estimate the fair value as of October 28, 2024, were:

●	risk-free interest rate 4.11%
●	expected volatility 59.1%
●	expected dividend yield of 0%
●	expected term of warrants – 5.4 years

As of October 28, 2024, the fair value of the 3% Provision was $76.

The key inputs that were used to estimate the fair value as of December 31, 2024, were:

●	risk-free interest rate 4.38%
●	expected volatility 58.9%
●	expected dividend yield of 0%
●	expected term of warrants – 5.2 years

As of December 31, 2024, the fair value of the 3% provision was $59.

NOTE 12 - SHORT TERM LOAN

On December 28, 2024, the Company entered into a Loan Agreement, dated as of December 27, 2024 (the “Abri Loan Agreement”), with Arbi Advisors Ltd. (“Abri”), pursuant to which the Company borrowed $1,000 from Abri. Pursuant to the Abri Loan Agreement, the Company agrees to pay to Abri at the June 30, 2025 maturity date, $1,400, which represents an original issue discount of 28.577%, plus interest on such amount at an absolute rate of 15%. During the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, the Company shall not issue any other form of debt instrument ranking senior or pari passu to or with the obligations under the Abri Loan Agreement, whether in terms of payment or collateral, without the express prior written consent of Abri. Additionally, during the period when any amounts under the Abri Loan Agreement are outstanding and remain due and payable, if the Company undertakes, completes, agrees to complete, commits to complete, or otherwise sells any equity, or other securities fungible in any way into equity, warrants, options, preferred shares, convertible preferred shares, or any other form of equity-related instrument of the Company (a “Financing”), then the Company shall repay twenty percent (25.0%) of the then Loan Balance within three business days from the closing date of the Financing (a “Financing Repayment”). A Financing Repayment shall not reduce or otherwise diminish the amount due under the Abri Loan Agreement at the maturity of the loan, irrespective of the date of the Financing Repayment.

The Abri Loan Agreement contains customary Events of Default for transactions similar to the transactions contemplated by the Abri Loan Agreement. In the event of an Event of Default, subject to a three-day cure period, the loan balance due plus any Refinancing Repayment that may be due, then multiplied by 150%, shall become immediately due and payable by the Company to Abri (the “Default Payment Amount”). The Default Payment Amount shall compound interest at a monthly rate of 5.0% from the date it becomes due and payable up and until the date of payment. The Abri Loan Agreement contains representations and warranties made by each of the Company and Abri. As of 31 December 2024, the loan amount is $1,000.

F-35

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 13 - PRE-PAID ADVANCE:

In February 2023 the Company entered in into a Standby Equity Purchase Agreement (“SEPA”) to raise up to $25,000 in consideration of the issuance of ordinary shares over the course of 36 months with YA II PN, Ltd. (Yorkville”). According to the SEPA, the Company may issue Yorkville the ordinary shares at a purchase price as one of two options (i) equal to 96% of the weighted average price (“VWAP”) of the common stock during the applicable pricing period (ii) equal to 97% of the lowest VWAP of the common stock during a pricing period of 3 consecutive trading days commencing on the relevant period. Yorkville advanced to the Company an aggregate principal amount of $3,500 (the “Pre-Paid Advance”). The Pre-Paid Advance was disbursed in two separate installments evidenced as convertible loans, the first for $1,500 at the closing of the Business Combination, and the second, as subsequently amended, for $2,000 upon the effectiveness of the Initial Yorkville Registration Statement. The purchase price for the Pre-Paid Advance is 92.0% of the Pre-Paid Advance. Such Pre-Paid Advances will be offset upon the issuance of ordinary shares to Yorkville at a price per share equal to the lower of (a) 100% of the daily VWAP of the ordinary shares on The Nasdaq Stock Market as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance (the “Fixed Price”) (in the case of the first Pre-Paid Advance, $3.65), or (b) 93.0% of the lowest daily VWAP of the Ordinary Shares on Nasdaq during the seven trading days immediately prior to each purchase (the “Variable Price” and the lower of the Fixed Price and the Variable Price shall be referred to as the “Purchase Price”); however, in no event shall the Purchase Price be less than $1.10 (the “Floor Price”).

On July 27, 2023, the Company amended the promissory note evidencing the remaining Pre-Paid Advance to decrease the Floor Price to $1.10 (as adjusted for reverse stock split which occurred on August 21, 2023), after the Company was required to repay in cash $500 of principal amount as a result of the Company’s share price being below the original Floor Price. The Company made additional changes to the Yorkville agreement which effectively eliminates the floor price. The maturity date will be 12-months after the initial closing of each Pre-Paid Advance.

In February 2024, the Company entered into a Letter Agreement with Yorkville dated February 1, 2024 (the “Letter Agreement”), which amends the SEPA. Pursuant to the Letter Agreement, the Company agreed to make payments to Yorkville, which include proceeds of Advances under the SEPA, to repay the amounts outstanding under the Pre-Paid Advance plus payment premium. The Company agreed to pay a fee to Yorkville equal to $200. The company paid in cash $423 to Yorkville and issued 1,251 Ordinary Shares. The Yorkville SEPA was terminated on April 19, 2024. Additionally, the Company agreed to issue a 5-year warrant to purchase 117 Ordinary Shares at an exercise price of $4.7025 per share to Yorkville. These warrants meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. On June 21, 2024, Yorkville exercised the warrants into 117 ordinary shares at an exercise price of $4.7025 per warrant.

F-36

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 14 - LEASES:

The Group has lease contracts for office facilities (including a lab) and motor vehicles used in its operations. Leases of office and lab facilities generally have lease terms of 12 years, motor vehicles generally have lease terms of 3 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office and lab facilities	Motor vehicles	Total
As of January 1, 2023,	414	-	414
Additions	-	26	26
Foreign currency translation	(6)	-	(6)
Depreciation expense	(42)	(3)	(45)
As of December 31, 2023	366	23	389

Foreign currency translation	(1)	-	(1)
Depreciation expense	(37)	(3)	(40)
As of December 31, 2024	328	20	348

Information on leases:

	Year ended December 31,
	2024	2023

Interest expense on lease liabilities	29	32
Total cash outflow for leases	79	45

For an analysis of maturity dates of lease liabilities, see Note 22 on liquidity risk.

NOTE 15 - OTHER PAYABLES:

	December 31, 2024	December 31, 2023
Excise Tax	1,569	1,569
Accrued expenses	1,596	31
Employees, salaries and related liabilities	1,008	726
Liabilities for grants received (see also note 24)	177	153
Related party	-	4
Total	4,350	2,483

F-37

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 16 - BORROWINGS FROM RELATED PARTIES:

A. In 2015, the Group signed an agreement to receive a loan of ILS 2 million (approximately $513) from certain shareholders. These loan bears interest at an annual rate of 4%.

	2024	2023
Balance at January 1,	-	710
Payment of borrowings	-	(657)
Exchange rate differences	-	(53)
Balance at December 31,	-	-

In consideration of providing funding as a seed capitalist, the Company agreed to provide, as additional consideration, a bonus payments (the “Bonus Payments”) on the occurrence of an exit or major liquidity event. In any way, the Bonus Payments are capped at ILS 3 million (approximately 965) per each of the two lenders.

The Bonus Payments are intended to operate in one of the two trigger events:

(i)	dividend distributions paid by the Company; or

(ii)	the sale of shares by a lender in Security Matters Ltd. (either in the event of a takeover or otherwise)

Only if the aggregate amounts of one of the two trigger events exceeds the investment of the lenders in the Company (in a way of loan or shares), then the lender would be entitled the Bonus Payments based on a formula set forth in the agreement.

The amount of the Bonus Payments is the amount that exceeds the aggregate sum invested in the Company (in a way of loan or shares) by the lender divided by several factors according to the formula as set forth in the agreement.

There is no time limit to pay the Bonus Payments. Once the Company has paid each Bonus Payment in its entirety (i.e., the cap of ILS 3 million has been paid to each Lender), then the Company has fulfilled its obligations. When the Bonus Payments are not expected to be made, the resulting cash flows will not affect profit and loss until the point in which the Company estimates that the liquidity events will take place. As of December 31, 2021, the Company estimated that is more likely than not that the shareholders will sell their shares in 2022 which will entitle them to the Bonus Payments. The amount of the Bonus Payment is subject to assumptions that were made with the assistance of external appraisal. As a result, the increase in the carrying amount of the liability was charged as expense of $87 to profit and loss in 2021.

In August 2022 the loan from related party has been fully repaid and the Company signed an addendum to the loan agreement that reduces the total amount of the Bonus Payments to ILS 2.5 million (approximately $710), to be paid upon the completion of the business combination. As of December 31, 2022, the liability was $710.

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund (the “Kamea Loan Agreements”). Pursuant to the amendment to the Kamea Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Kamea Loan Agreements (the “Indebtedness Amount”) into 487,281 ordinary shares (post Reverse Stock Split) of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount. In accordance with management estimation the fair value of this Indebtedness is $21.

F-38

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands, except share and per share data)

NOTE 17 - SHAREHOLDERS’ EQUITY

A.	Share capital:

	Number of shares
	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Preferred shares USD 0.0001 par value	200,000,000,000	-	200,000,000,000	-
Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $4.7025 and the Company does not have a limited amount of authorized capital.

Preferred shares

Preferred shares with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

Deferred shares

Deferred Ordinary Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. The Deferred Shares confer the right on a return of capital, on winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares.

B.	Changes in Share capital

1.	On March 7, 2023 (the “Closing Date”), the Company consummated the Business Combination as described in Note 1B. Beginning on the day immediately prior to the Closing Date and ending on the day immediately after the Closing Date, the following transactions occurred:

a)	The AUD 828,240 of the 2022 Convertible Notes have been cancelled in consideration for the issuance of 1,000,000 ordinary shares in Security Matters PTY Ltd.

b)	Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.

c)	32,211,716 warrants and options have been exercised on a cashless basis to 24,568,773 shares in Security Matters PTY Ltd.

d)	848,784 (post reverse stock split) ordinary shares of the Company have been issued to Security Matters PTY Ltd.’s shareholders in return for their 193,500,379 ordinary shares in Security Matters PTY Ltd. that were cancelled. Security Matters PTY Ltd.’s shareholders received as consideration 1 ordinary share of the Company per 10.3624 Security Matters PTY Ltd.’s ordinary shares.

e)	The Company issued 160,227 ordinary shares, 2,200,000 private warrants and 6,250,000 public warrants to Lionheart’s stockholders, in exchange for their existing Lionheart shares and warrants. The warrants exercise price is $11.5 per share, expiring in March 2028. The warrants are considered to be a derivative financial

f)	liability and measured at fair value, which is the market price as of the end of the period, amounted to $0.0204 per warrant.

g)	The Company issued 303,053 ordinary shares for an aggregate of $3,110 net proceeds.

h)	The Company issued 872,418 ordinary shares for the conversion of bridge loan at principal amount of $1,350 and 200,000 redeemable warrants ($5 per warrant, 5 years, exercise price of $11.5 per share).

2.	During 2023, the Company issued 579 ordinary shares (2 shares as commitment fees) to Yorkville for an aggregate of $1,979 net proceeds (see also note 13).

F-39

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

3.	On June 22, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton, LLC (the “Underwriter”) relating to the public offering of (i) 284 ordinary shares of the Company, at a subscription price per share of $11,286 (the “Firm Shares”), (ii) 284 warrants in the form of Warrant A to subscribe for 284 ordinary shares, at an exercise price of $513 per share (“Warrant As”), and (iii) 284 warrants in the form of Warrant B to subscribe for 284 ordinary shares, at an exercise price of $11,286 per share (“Warrant Bs” and together with Warrant A, the “Firm Warrants” and, collectively with the Firm Shares, the “Firm Securities”).

The Company also granted the Underwriter a 45-day option to subscribe for, in the aggregate, (a) up to 43 additional ordinary shares (15% of the Firm Shares) at a subscription price per share of $11,286 (100% of the public offering price allocated to each Firm Share) (the “Option Shares” and together with the Firm Shares, the “Shares”) or Pre-Funded Warrants to subscribe for up to 43 ordinary shares at a price per share of $11,286 (100% of the public offering price allocated to each Firm Share less $11,281) and the remaining non pre-funded exercise price of each pre-funded warrant will be $11,281 per share, and/or (b) 43 warrants in the form of Warrant As to subscribe for an aggregate of 43 ordinary shares (15% of the Firm Warrants) at an exercise price of $11,286 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant As), and/or (c) 43 warrants in the form of Warrant Bs to purchase an aggregate of 43 ordinary shares (15% of the Firm Warrants) at a purchase price of $11,286 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant Bs) (the “Option Warrants” and together with the Firm Warrants and Pre-Funded Warrants, if any, the “Warrants”), which may be subscribed for in any combination of Option Shares and/or the Option Warrants. The Option Shares and the Option Warrants are referred to as the “Option Securities”.

The offering closed on June 27, 2023. The Company delivered the Firm Shares (or Firm Share equivalents in the form of Pre-Funded Warrants), the Firm Warrants and the Option Warrants to the Underwriter on the same day.
The Warrant A terms specify that the warrants may be exercised at any time on or before June 27, 2028. On or after the earlier of (i) the thirty day anniversary of the date of the Underwriting Agreement and (ii) the date on which the aggregate composite trading volume of the Company’s ordinary shares as reported by Bloomberg LP beginning on the date of the Underwriting Agreement exceeds 319 ordinary shares, a holder of Warrant As warrants may also provide notice and elect a cashless exercise.

Warrants A and B expire in June 2028.

Warrant As were accounted as a derivative financial liability. As of December 31, 2024, all Warrant As warrants were exercised cashless into ordinary shares.

Warrant Bs were accounted as a derivative financial liability and valued at $129 per warrant by using the Black-Scholes option-pricing model, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

The net proceeds to the Company upon the closing of this offering were approximately $2,580. The capital raise fee amounted to $660. The Company also granted Underwriter 312 warrants at an exercise price of $564 per share, which expires after 5 years. The Underwriter’s warrants were valued at $123 per option by using the Black & Scholes option-pricing, with expected volatility of 70.39% and the risk-free interest rate used is 4.13%.

During December 2023, the company entered into inducement offer letter agreement with the holders regarding the Warrant Bs reset. Pursuant to the inducement letter, the holders agreed to exercise for cash the outstanding.

Warrant Bs an aggregate of 284 shares of the Company’s Ordinary Shares at an exercise price of $2,458 per share. According to the inducement offer letter agreement the Company issued two types of new warrants:

(i) up to 319 warrants to purchase up to 319 shares of the Company’s Ordinary Shares at an exercise price of $4.7025 per share.

(ii) up to 106 warrants to purchase up to 106 shares of the Company’s Ordinary Shares at an exercise price of $2,458 per share.

The Company received aggregate gross proceeds, before payment of transaction fees and expenses, of $697 from the exercise of the Warrant Bs by the holders, and the carrying amount of those warrants, was classified to ordinary shares and premium together with the proceeds the Company received from the exercise price.

F-40

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

In accordance with IAS 32, the Company measured the difference between the fair value of the consideration the holder receives on conversion of the instrument under the revised terms and the fair value of the consideration the holder would have received under the original terms, was recognized as a loss in profit or loss.

The Company utilized Black-Scholes valuation model to calculate the fair values of the repriced warrants both before and after the repricing and recognized the incremental fair value of $209 as finance expense in the statement of comprehensive income against an increase in the carrying amount of the warrants (presented within issued capital and additional paid-in capital). In addition, fair value was also calculated for the new 425 issued new warrants at the amount of $865, which was recognized as finance expense against an increase in equity. The new Warrants type 1 and type 2 were classified as equity instruments according to IAS 32.

During January 2024, pursuant to the inducement letter of reset warrants, the holders exercised 213 of the new type 1 Warrant Bs at an exercise price of $4.7025 per warrant into ordinary shares. The company received aggregate proceeds of $1.

4.	On August 8, 2023, at the Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders voted in favor of consolidating every twenty-two ordinary shares in the authorized but unissued and in the authorized and issued share capital of the Company into one ordinary share (22:1).

On August 21, 2023, the Company’s ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Stock Split basis under the current symbol “SMX”.

5.	On September 19, 2023, the Company amended the Kamea Loan Agreements. Pursuant to the amendment to the Kamea Loan Agreements, Kamea agreed to convert $657 of indebtedness under the Kamea Loan Agreements (the “Indebtedness Amount”) into 228 ordinary shares of the Company, as payment in full for the Indebtedness Amount; provided however, that in the event the proceeds received from Kamea with respect to any sales of such shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount (see also note 16).

6.	On December 31,2023, the Company also issued 214 Ordinary Shares to a service provider as payment in full for $260 worth of legal services which previously provided to the Company.

7.	On January 4, 2024, the Company issued 47 ordinary shares to a service provider in connection with certain investor relations services.

8.	Pursuant to Letter Agreement with Yorkville signed on February 2, 2024, the Company issued during the first quarter of 2024, 1,251 ordinary shares for an aggregate of $527 net proceeds and in addition in June 21, 2024 the investor exercised the 117 warrants into 117 ordinary shares at an exercise price of $4.7025 per warrant (see also note 13).

9.	On February 1, 2024, the Company issued 234 ordinary shares to EF Hutton pursuant to their agreement as an underwriter.

10.	On February 20, 2024, the Company completed an underwritten public offering of 5,672 Ordinary Shares and pre-funded warrants at $513 per share, generating gross proceeds of approximately $2.91 million. The offering included a provision for the issuance of pre-funded warrants, convertible on a 1-for-1 basis into Ordinary Shares at a price of $508 per share, to prevent any purchaser from exceeding 4.99% beneficial ownership. After deducting discounts, commissions, and offering expenses, net proceeds amounted to approximately $2.69 million. The Company paid the underwriter a cash fee of 2.5% of the gross proceeds, alongside $100 in expenses. The pre-funded warrants met the fix for fix criteria and were classified as equity instrument.

As of December 31, 2024, the Company issued 1,620 ordinary shares at a subscription price per share of $513 and 4,052 ordinary shares due to Pre-Funded Warrants exercise at a price per Pre-Funded Warrant of $508.

F-41

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

11.	Pursuant to a private placement binding term sheet dated February 28, 2024, the Company issued 100,000 warrants to the investor with an exercise price of $0.05 per share (see also note 8.D).

12.	During 2024, Alpha converted $2.3 million of convertible promissory note and accrued interest into an aggregate of 670 Ordinary Shares and exercised 1,838 Warrant A (see also note 8.C).

13.	On April 11, 2024 pursuant to a Securities Purchase Agreement with Alpha, the Company issued 5,532 warrants for a 5.5 years period with an exercise price of $336 per warrant. In addition, pursuant to a Warrant Amendment and Inducement Letter, Alpha exercised his outstanding “B” warrants to purchase 1,225 Ordinary Shares. The Existing Warrants were issued to Alpha as of September 6, 2023 and had a fixed exercise price of $3,501 per share. Pursuant to the Inducement Letter, Alpha agreed to exercise for cash the existing warrants in full at a reduced exercise price of $4.7025 per share.

Alpha converted approximately $2,110 of the principal amount into 467,424 ordinary shares. As of December 31, 2024, Alpha exercised all the warrants pursuant to a cashless mechanism into 5,387 Ordinary Shares. (see also note 8.E)

14.	During the twelve-month period ended December 31, 2024 all the Cashless Warrants were fully exercised in cashless and converted into 472 ordinary shares. In addition, the Company issued another 290 ordinary shares according to an amendment to the agreement with certain former debtholders. (see note 9)

15.	During April 2024, a service provider exercised in a cashless transaction all its warrants and the Company issued 54 ordinary shares. In addition, the Company issued another 32 ordinary shares according to an amendment to the agreement with her.

16.	On April 24, 2024, the Company issued to Alpha 1,275 Ordinary Shares as a 1.5% commitment fee under the SPA signed on April 19, 2024 (see note 10).

17.	During the second quarter of 2024, the Company converted $569 of debt into 1,494 ordinary shares.

18.	On June 27, 2024, the Company converted $119 debt to 410 ordinary shares and issued 32 warrants at an exercise price of $4.7025 per warrant.

19.	On July 10, 2024, the Company entered into a Letter of Intent (LOI) with PMB. Under the LOI, the Company restructured $1.3 million of its debt to PMB (see note 8.H). Subsequently, the Company entered into definitive agreements reflecting the terms of the LOI. PMB exchanged its shares in TrueGold, for 1,022 Company shares. The Company also issued 1,818 shares as consideration for PMB’s waivers and releases related to the debt.

20.	On July 19, 2024, pursuant to a Securities Purchase Agreement, the Company issued to Alpha 7,317 warrants for a 5.5 years period with an exercise price of $178 per warrant. The warrants also may be exercised pursuant to a cashless mechanism. As of December 31, 2024, all of the warrants were exercised into 7,188 ordinary shares. (see note 8.F).

F-42

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

21.	On September 11, 2024, pursuant to a Securities Purchase Agreement, the Company issued to investors an aggregate of 55,789 ordinary shares, 131,930 Pre-Funded Warrants and 375,439 series A common warrants. On October 28, 2024, pursuant to the terms of the transaction, the Company further issued 195,381 Series B Common Warrants and an additional 390,763 Series A Common Warrant.

As of 31 December 2024, the investors exercised all of Pre-Funded Warrants and Series B Common Warrants, and 277,439 of the Series A Common Warrants. As of December 31, 2024, the outstanding Series A Common Warrant totaled 488,762 at an exercise price of $13.96. (see note 11).

22.	On September 16, 2024, an investor converted $23 of its convertible security of the Company into 793 ordinary shares. (see note 8.E).

23.	During September 2024, a service provider exercised options into 48 ordinary shares in cashless exercise.

B.	Share-Base Compensation:

1.	In June 2018, Security Matters PTY Ltd. adopted a Share Option Plan (the “Plan”) to provide an incentive to retain, in the employment or service or directorship of the Group and provide the ability to attract new employees, directors or consultants whose services are considered valuable. The persons eligible to participate in the Share Option Plan include employees, directors and consultants of Security Matters PTY Ltd. or any subsidiary. On March 7, 2023, as part of the SPAC transaction, these options were exercised on a cashless basis and then after replaced with the Company’s shares.

2.	On March 7, 2023, Security Matters PTY Ltd. performed acceleration of vesting for all unvested warrants and options, the expense for the acceleration amounted to $186.

3.	In April 25, 2023, the Company’s board of directors and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan, which was subsequently amended by the Company’s board of directors, subject to applicable Nasdaq requirements, which reserved for grant a number of ordinary shares equal to 15% of the number of issued and outstanding ordinary shares on a fully diluted basis immediately after the closing of the Business Combination, or 2,378 authorized ordinary shares.

4.	During the year ended December 31, 2023, the Company granted 18 options with vesting period up to 4 years from the grant date, to employees and service providers. These options carry an exercise price of $48.5-$188. The contractual life of the options under the plan is 5 years. The fair value of the grant at grant date was $219. The related share-based expenses that were recognized in the year ended December 31, 2024, and 2023, amounted to $1 and $184 respectively.

The options were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.58-3.42%; (2) expected volatility: 78.35-73.01%: (3) expected term: up to 5 years; and (4) expected dividend yield: 0%.

5.	During the year ended December 31, 2023, the Company granted 92 RSUs to employees, directors and service providers. The fair value at grant date of RSUs granted in the period were $2,100-$2,300. The related share-based expenses that were recognized as of December 31, 2024, and 2023 totaled $978 and $2,820, respectively.

6.	On January 31, 2024, the Company granted 702 RSUs to employees, directors and service providers. The fair value at grant date was $855 per RSU. The RSUs shall vest monthly in equal installments over 18 months beginning on the anniversary of the grant date, with an acceleration clause that was effective within the year 2024. Related share-based expenses recognized for the period totaled $585.

F-43

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

7.	On July 21, 2024, the Company granted 241 RSUs to an advisor. The fair value at grant date was $43 per RSU. The RSUs shall vest monthly in equal installment until December 20, 2024. Related share-based expenses recognized for the period totaled $43.

8.	On August 29, 2024, the Company amended its 2022 Incentive Equity Plan, to increase the number of authorized Ordinary Shares under the Incentive Plan to 53,500 from 1,045. As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the amendment without stockholder approval.

9.	On August 29, 2024, the Company granted an aggregate of 14,430 fully vested RSUs to its employees, executive officers and directors, and to certain consultants and advisors of the Company. The fair value at grant date was $82 per RSU. The RSUs shall vest immediately. The related share-based expenses recognized for the period totaled $1,176.

10.	During the year ended December 31, 2024, the Company granted 23,951 fully vested options with vesting period up to 4 years from the grant date to employees and service providers.

These options carry an exercise price of $36 and the contractual life under the plan is 5 years.

The fair value of the grant at grant date is $874.

The related share-based expenses that were recognized in the year ended December 31, 2024, amounted to $874.

The options were valued using the Black-Scholes pricing model. The main parameters which were used are: (1) risk-free rate: 3.82%; (2) expected volatility: 71.56%; (3) expected term: up to 2.5 years; and (4) expected dividend yield: 0%.

11.A	summary of the status of the Company’s Share Option Plan granted to employees and service providers (including performance-based awards) and changes during the relevant period are presented below:

RSUs granted to employees, directors and service providers:

	Year ended December 31, 2024	Year ended December 31, 2023

Outstanding at the beginning of the year	63	-
Granted	15,373	92
Vested	(15,342)	(27)
Forfeited	(25)	(2)
Outstanding at the end of year	69	63

F-44

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 17 - SHAREHOLDERS’ EQUITY (CONT.):

Options granted to employees, directors and service providers:

	Year ended December 31, 2024		Year ended December 31, 2023
	Number of options	Weighted average Exercise price (USD$)	Number of options	Weighted average Exercise price (USD$)
Outstanding at beginning of year	30	149.45	27	94.5
Issue of options	23,951	83.50	18	175.36
Expired	(1)	188	(15)	66.30

Outstanding at the end of year	23,980	83.57	30	149.45
Exercisable options	23,966	83.54	27	146.78

NOTE 18 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Share based compensation	3,178	1,222	137
Professional services	2,556	667	1,105
Transaction cost	2,544	7,278	-
Public company expenses	1,959	5,128	-
Wages and salaries related	1,217	1,348	935
Insurance	675	50	60
Travel expenses	350	611	223
Office and maintenance	170	170	145
Depreciation and amortization	27	30	35
Other	53	63	83
Total	12,729	16,567	2,723

F-45

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 19- RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended	Year Ended	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Salaries and related expenses	2,796	2,228	2,166
Materials and laboratory expenses	434	223	316
Share based compensation	403	447	127
Travel expenses	260	87	50
Depreciation and amortization	172	197	255
Subcontractors and consultants	135	344	374
Freight	8	33	30
Other	5	10	6
Reimbursement from paid pilots and proof of concept projects	(1,154)	(858)	(1,426)
Total	3,059	2,711	1,898

NOTE 20 – SELLING AND MARKETING EXPENSES:

	Year Ended	Year Ended	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Marketing expenses	507	433	461
Salaries and related expenses	398	176	-
Share based compensation	76	28	108
Travel expenses	8	24	-
Other	3	-	-
Total	992	661	569

NOTE 21 - TAXES ON INCOME:

1.	The Company is incorporated and domiciled in Ireland where the applicable tax rate is 12.5%.

2.	Theoretical tax:

	December 31, 2024	December 31, 2023	December 31, 2022
Reconciliation of income tax at the statutory rate
Loss before income tax	(35,401)	(20,989)	(6,184)

Theoretical tax rate of 12.5%	(4,425)	(2,624)	(1,701)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:

Non-deductible expenditure and others	2,984	3,254	335
Unrecognized temporary differences and tax losses for which deferred tax weren’t recognized	1,441	(630)	1,366
Income tax / (benefit)	—	—	—

3.	As of December 31, 2024, the Group has estimated carry forward tax losses of approximately $69,363 (2023: $45,095, 2022: $24,106) which may be carried forward and offset against taxable income for an indefinite period in the future. The Group did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

F-46

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 22 - LOSS PER SHARE

	December 31, 2024		December 31, 2023		December 31, 2022

Net loss attributable to the owners of the company	(31,092)		(20,914)		(6,184)

Basic and diluted loss per share	(1,017	)(1)	(68,079	)(1)	(73,599	)(1)(2)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share	30,568		307		84

(1)	The share and per share information in these financial statements reflects the 1-for-22, 1-for-75. 1 for 28.5, and 1-for-4.1 reverse share splits that became effective on August 21, 2023, July 15, 2024, January 15, 2025, and June 16, 2025, respectively, of the Company’s issued and outstanding Ordinary Shares. See also notes 17.4, 1.F, 1.G, and 28.13.

(2)	Restated as a result of the SPAC transaction and after giving effect to the Reverse Stock Splits. See also note 1.B.

The calculation of the basic and diluted loss per share for all past periods presented has been adjusted retrospectively based on the new number of shares derived from the conversion ratio.

NOTE 23 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	December 31, 2024	December 31, 2023
Share based payments	2,675	2,084
Short-term salary and fees	661	803
Revaluation of financial liabilities at fair value	344	1,204
Payments for legal services	337	287
Post-employment retirement benefits	98	98
Non-monetary benefits	41	49
Payment for Administrative services	-	34
Conversion of loan to ordinary shares	-	657
Short-term salary until deletion	-	22
	4,156	5,238

F-47

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 23 - RELATED PARTIES (CONT.):

2. Balance with related parties:		December 31, 2024	December 31, 2023
Key management	Salary and related	(166)	(219)
Directors	Consultant services	(83)	-
Joint Ventures	Investment in subsidiary	105	115
Joint Ventures	Other receivables	15	15
Shareholders	Other accounts payable	-	(3)
Shareholders	Trade payables	-	(58)
Shareholders	Derivatives	-	(476)
		(129)	(626)

NOTE 24 - GOVERNMENT GRANTS

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted via the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS). The Group has an approved project with the IIA under which it received a total of $162 in prior years. The Group is subject to paying 3% of its relevant revenues until repayment of the entire grant. As of December 31, 2023 and 2024, the Group has not paid any royalties to IIA. The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

	December 31, 2024	December 31, 2023
Short term liability at year end	146	153
Total	146	153

F-48

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 25 - COMMITMENTS AND CONTINGENT LIABILITIES:

As part of the Board’s ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Company. Management is not aware of any contingencies that may have a significant impact on the financial position of the Company.

A. In January 2015, the Company entered an agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

On January 2023, the Company signed an amendment to the agreement that determine the following:

(1) for the BCA with Lionheart, Isorad was issued (a) 864,000 options to purchase shares of the Company, the options were issued in January 2023 and valued using the Black-Scholes pricing model. The main assumptions which were used are: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%; (3) expected term: up to 3 years; and (4) expected dividend yield: 0%;

The fair value of these options was $33 and recognized as a technology license intellectual property.

(2) Additionally, Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of 27 million, or at the end of such 13 months, the earlier thereof).

As of December 31, 2024 and 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $158 and $125, respectively against a liability that reflects the due amount.

(3) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

B. On January 12, 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The intention of the agreement with R&I Trading was to provide a service on supply chain management to a NATO member state. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further believes R&I Trading’s claims are without merit and intends to defend any action, if and when commenced, vigorously. The Company is currently engaged in an arbitration process with R&I Trading. The statements of claim by the parties to the arbitration proceedings were filed on January 6, 2025. R&I Trading’s statement of claim demands full restitution of the amounts paid by it under the agreement. The Company’s statement of claim alleges that R&I Trading breached the agreement and has requested the arbitrator to grant relief for the division of remedies in the event that the Company is presented with further expenses by suppliers and employees that have not yet been included in its damage estimate. The Company also raised claims regarding loss of opportunities and requested declaratory relief in favor of the Company. Prior to filing the statement of claim, on December 26, 2024, the Company filed a motion for declaratory relief. On January 9, 2025, R&I Trading responded to the motion. On March 6, 2025, the parties filed a request for the approval of a mutual procedural arrangement, under which, among other things, R&I Trading will file an affidavit stating that it is not using the Company’s IP rights and has no intention of violating the Company’s IP rights; the Company will withdraw the motion for a declaration and amend its statement of claim accordingly by March 30, 2025; the statements of defense will be filed by April 21, 2025; and the statements of reply will be filed by May 12, 2025.

On March 7, 2025, the arbitrator approved the request, and on March 23, 2025, R&I Trading filed its affidavit. On May 11, 2025, the parties filed their statements of defense. At this preliminary stage, it is not possible to assess the chances of the Company’s claim and the outcome of the arbitration proceedings

F-49

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 26 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Composition of the Group’s financial assets and financial liabilities:

	December 31,
	2024	2023
Financial assets at amortized cost:
Cash and cash equivalents	2,343	168
Other current receivables	1,993	424
Total financial assets	4,336	592

	December 31,
	2024	2023
Financial liabilities at fair value through profit or loss:
Short term loan	1,000	-
Convertible notes	391	377
Convertible Features	791	-
Warrants - derivative financial liability	1,384	1,143
Pre-paid advance	-	700
Bridge loans liabilities	902	2,233
Total financial liabilities at fair value through profit or loss	4,468	4,453

Financial liabilities at amortized cost:
Trade and other payables	13,605	12,487
Convertible notes	2,469	1,013
Lease liabilities	418	649
Government grants	177	153
Total financial liabilities at amortized cost	16,669	14,302
Total financial liabilities	21,137	18,755

Financial risk management objectives

The Group’s activities expose it to a variety of financial risks such as market risks (foreign currency risk), credit risk and liquidity risk. The Company’s management oversees the management of these risks, focusing on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to monitor different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, ageing analysis for credit risk and maturity analysis in respect of liquidity risk.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices, which in the group’s case refers only to foreign currency risk. Financial instruments affected by this risk include, loans and borrowings and short-term payables and receivables.

F-50

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 26 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Foreign currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency. The Group is exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS and Euro.

As of December 31, 2024, the Group has excess financial liabilities over financial assets in foreign currencies in relation to the NIS, AUD, SGD and EUR totaling approximately $2,745, $376, $103 and $163, respectively (December 31, 2023: approximately $1,651, $185, $142 and $101, respectively).

Foreign currency sensitivity analysis

The following table demonstrates the sensitivity test to a reasonably possible change of 10% in EUR and NIS exchange rates against the USD, with all other variables held constant. The impact on the Group’s net loss (tax effect is not relevant) and equity is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives and embedded derivatives. The Company’s exposure to foreign currency changes for all other currencies is immaterial.

	Change in NIS rate	Effect on net loss
December 31, 2024	10%	275
December 31, 2023	10%	165

	Change in AUD rate	Effect on net loss
December 31, 2024	10%	38
December 31, 2023	10%	19

	Change in SGD rate	Effect on net loss
December 31, 2024	10%	10
December 31, 2023	10%	14

	Change in EUR rate	Effect on net loss
December 31, 2024	10%	16
December 31, 2023	10%	10

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations as a customer or under a financial instrument leading to a loss to the Group. The Group is exposed to credit risk from its operating activity (other receivables and cash balances). The Group’s main financial assets are cash and cash equivalents as well as other receivables and their carrying amounts represent the Group’s maximum exposure to credit risk. Credit risk from balances with banks and financial institutions is managed by the Group’s management in accordance with the Group’s policy. Wherever possible and commercially practical, the Group holds cash with major financial institutions in Israel and Australia which the Company’s management regards as financially solid.

F-51

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 26 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group has procedures to minimize such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. As of the balance sheet date, the Group has a positive working capital.

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

As of December 31, 2024

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total

Trade and other payables	13,605	-	-	-	-	-	13,605
Short term loan	1,000	-	-	-	-	-	1,000
Bridge loans	902	-	-	-	-	-	902
Government grants	177	-	-	-	-	-	177
Lease liability	81	74	74	74	74	41	418
Convertible note	3,651	-	-	-	-	-	3,651
Financial derivatives	1,384	-	-	-	-	-	1,384

	20,800	74	74	74	74	41	21,137

As of December 31, 2023

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total

Trade and other payables	12,487	-	-	-	-	-	12,487
Bridge loans	1,750	453	15	15	-	-	2,233
Government grants	153				-	-	153
Lease liability	81	81	74	74	74	265	649
Convertible promissory note	1,013	-	-	-	-	-	1,013
Pre-paid advance	700	-	-	-	-	-	700
Convertible note	377	-	-	-	-	-	377
Financial derivatives	1,143	-	-	-	-	-	1,143

	17,704	534	89	89	74	265	18,755

F-52

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 27 - FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2024	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	—	-	1,381	1,381
Tradable warrants	3	-	-	3
Total	3	-	1,381	1,384

As of December 31, 2023	Level 1	Level 2	Level 3	Total
	US$ in thousands
Liabilities
Derivative financial liabilities	-	-	1,707	1,707
Tradable warrants	2	-	-	2
Total	2	-	1,707	1,709

NOTE 28 - SUBSEQUENT EVENTS:

Since the reporting date the following significant events have occurred:

1.	On December 30 and 31, 2024, some of the option warrant A holders as part of the September 11, 2024 Aegis transaction submitted an exercise instruction to convert the option warrants into shares, in exchange for an exercise addition of $1,510, which was transferred to the Company’s bank account only on January 2, 2025. The company had no technical ability to withdraw from its obligation to issue the shares once the exercise notice was received from the warrant holders and recorded the proceeds towards Other Current assets.

2.	After balance sheet date and until the date of the authorization of these financial statements the Company repaid $250 of the Bridge Loans and $185 of the Promissory Note.

3.	On February 21, 2025, the Company filed a “shelf” registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering for sale from time to time, up to $45,000 of any combination of the securities described in the Form F-3, either individually or in units. The Company may also offer ordinary shares or preferred shares upon conversion of debt securities, ordinary shares upon conversion of preferred shares, or ordinary shares, preferred shares or debt securities upon the exercise of warrants or rights.

4.	On February 24, 2025, the Company amended its 2022 Incentive Equity Plan (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan to 2,396,668 from 111,668 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 1,215,000 restricted stock units and 1,070,000 stock options to its executive officers and directors, and to certain consultants and advisors to the Company.

5.	On March 17, 2025, the Company amended its 2022 Incentive Equity Plan (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan to 2,531,668 from 2,396,668 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted 135,000 half immediately and half vested on June 1, 2025, stock options to certain consultants and advisors to the Company.

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SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands)

NOTE 28 - SUBSEQUENT EVENTS (CONT.):

6.	On March 26, 2025, the Company established a fully owned entity incorporated in Dubai Multi Commodities Centre Authority, United Arab Emirates with the name and style of “SMX Circular Economy FZCO”.

7.

On March 28, 2025, the Company entered into a Securities Purchase Agreement to issue and sold to 1800 Diagonal a promissory note, for gross proceeds to the Company of $295.5, before deducting fees and other offering expenses payable by the Company. The promissory note is in the principal amount of $257, which includes an original issue discount of $38.5. A one-time interest charge of 12%, in the amount of $30.8 was applied to the principal. The maturity date of the promissory note is March 30, 2026. The accrued, unpaid interest and outstanding principal, subject to adjustment, shall be paid in five payments as follows: (1) on September 30, 2025, $163; (2) on October 30, 2025, $27.2; (3) on November 30, 2025, $27.2; (4) on December 30, 2025, $27.2; (5) on January 30, 2026, $27.2; (5) on February 28, 2026, $27.2, and (5) on March 30, 2026, $27.2. Through September 30, 2025, the Company may prepay the promissory note in full at a 2% discount. The promissory note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the promissory note shall become immediately due and payable, (ii) the principal and interest balance of the Note shall be increased by 150% and (ii) the promissory note may be converted into Ordinary Shares of the Company at the sole discretion of the Investor. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the promissory note so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. The investor shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion. The Purchase Agreement contains customary representations and warranties made by each of the Company and the investor. The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties. The Company paid legal and due diligence fees in the amount of $7.0 in relation to the transactions contemplated by the Purchase Agreement.

8.

On May 2, 2025, the Company’s shareholders approved the subdivision of its ordinary shares into 1 ordinary share of $0.00000000000001 par value with the same rights as each current ordinary share, and 470,250,014,886,351 new deferred shares of US$0.00000000000001 par value with the following rights: (i) each new deferred share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company; (ii) each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and (iii) on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of US$0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

9.	After the balance sheet date and until May 6, 2025, the Company issued to Alpha all agreed Ordinary Shares as follows: an aggregate of 972,248 Ordinary Shares upon conversions of the Alpha April Note, and thereafter issued 408,551 additional Ordinary Shares under the Alpha April Note pursuant to a settlement agreement dated April 2, 2025, with Alpha. Further, the Company issued an aggregate of 543,644 Ordinary Shares to Alpha pursuant to conversion in full of the Alpha July Note. See also notes 8.C, 8.D and 8.F.

10.	On May 9, 2025, the Company informed Alpha of the termination of the SPA (See note 10)

11.	On May 8, 2025, the Company entered into Securities Purchase Agreements for the issuance of convertible promissory note to an institutional investor, RBW Capital Markets LLC (the “RBW”), as follows: Unsecured note in the principal amount of $6,875, and purchase price (cash in) amount of $5,500, before transaction cost for legal and agents fees in the amount of $855. The RBW note carries an original issue discount (OID) of 20%, bears 0% interest per year. RBW has the right to convert the outstanding principal into Company Ordinary Shares at a 15% discount based on the lowest daily weighted average price during the 7 trading days before immediately prior to the date of the conversion. As of the date of this report, the Company was funded with $1,375.

12.

On May 13, 2025 and effective March 31, 2025, the Company entered into an Amendment #2 to Promissory Note (“Second Amendment”) and an Amendment #2 to Senior Note (“Senior Note Second Amendment”) with PMB. The Second Amendment and the Senior Note Second Amendment amended the maturity date of the Senior Promissory Notes to November 30, 2025 and amended the interest rates of the Senior Promissory Notes to 18% per annum. In addition, all accrued and unpaid interest was capitalized and added to the principal of the applicable Senior Promissory Note.

13.	On June 16, 2025, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 4.1:1 under the symbol “SMX,” with a new CUSIP number of G8267K 166 and the new ISIN code IE000B8AU702. Approved by shareholders and Board of Directors on April 15, 2025, this reverse split consolidated every 4.1 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reducing the number of outstanding shares from approximately 4 million to approximately 1 million. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the ordinary shares was increased from $0.00000000000001 to $0.000000000000041. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. The Basic and diluted loss per share attributable to shareholders amount in these December 31, 2024, financial statements are presented post this reverse stock split. See also note 22.

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